TRANSGLOBE ENERGY CORPORATION

ANNUAL INFORMATION FORM

Year Ended December 31, 2011

March 15, 2012

SCHEDULE "A"	Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor
SCHEDULE "B"	Report of Management and Directors on Oil and Gas Disclosure
SCHEDULE "C"	Charter of Audit Committee

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Annual Information Form, unless otherwise indicated, are stated in United States ("U.S.") currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The exchange rates for the average of the daily noon buying rates during the period and the end of period noon buying rate for the U.S. dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for each of the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
End of Period	Cdn$1.0162	Cdn$0.9931	Cdn$1.0456
Period Average	Cdn$0.9891	Cdn$1.0299	Cdn$1.1420

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
Bopd or bopd	barrels of oil per day	Tcf	trillion cubic feet
NGLs	natural gas liquids	GJ	gigajoule
STB	stock tank barrels

Other

km2	square kilometres
m3	cubic metres
$M	thousands of dollars
$MM	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
psi	pounds per square inch

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	0.28174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls oil	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMBtu	0.950

FORWARD-LOOKING STATEMENTS

This annual information form (the "Annual Information Form") may include certain statements deemed to be "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "may", "will", "should", "expect", "plan", "anticipate", "continue", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", "should" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon.

Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

  the performance characteristics of the Company's oil properties;
  oil production levels;
  the quantity of oil reserves;
  capital expenditure programs;
  supply and demand for oil and commodity prices;
  drilling plans;
  expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
  treatment under governmental regulatory regimes and tax laws;
  realization of the anticipated benefits of acquisitions and dispositions;
  tax horizon;
  adverse technical factors associated with exploration, development, production or transportation of crude oil reserves; and
  changes or disruptions in the political or fiscal regimes in the Company's areas of activity.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Information Form and certain documents incorporated by reference herein are expressly qualified by this cautionary statement.

Although the forward-looking statements contained in this Annual Information Form are based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this Annual Information Form, the Company has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; and other matters.

Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

  unforeseen changes in the rate of production from the Company's oil fields;
  changes or disruptions in the political or fiscal regimes in the Company's areas of activity;
  changes in the price of crude oil;
  adverse technical factors associated with exploration, development, production or transportation of the Company's crude oil reserves;
  changes in Egypt or Yemen tax, energy or other laws or regulations;
  geopolitical risks associated with the Company's operations in Egypt and Yemen changes in significant capital expenditures;
  delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;
  the cost of inflation;
  the performance characteristics of the Company's oil properties;
  oil production levels;
  the quantity of oil reserves;
  capital expenditure programs;
  supply and demand for oil and commodity prices;
  drilling plans;
  expectations regarding the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
  treatment under governmental regulatory regimes and tax laws;
  realization of the anticipated benefits of acquisitions and dispositions;
  general economic conditions in Canada, the United States, Egypt, Yemen and globally;
  general economic stability of the Company’s financial lenders and creditors;
  payment of crude oil marketing contracts and associated financial hedging instruments;
  industry conditions, including fluctuations in the price of oil;
  governmental regulation of the oil and gas industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  risks inherent in oil and natural gas operations;
  geological, technical, drilling and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
  failure to obtain industry partner and other third-party consents and approvals, when required;
  stock market volatility and market valuations;
  competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
  incorrect assessments of the value of acquisitions;
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors" in this Annual Information Form.

Forward-looking statements and other information contained herein concerning the oil and natural gas industry in the countries in which it operates and the Company's general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.

The Company believes that the expectations reflected in the forward-looking statements contained in this Annual Information Form are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Information Form. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable Canadian and United States securities laws. Please consult the Company's SEDAR profile at www.sedar.com for further, more detailed information concerning these matters.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, as amended, including the regulations promulgated thereunder;

"AMEX" means the American Stock Exchange;

"Brent" means the reference price paid in U.S. dollars for a barrel of light sweet crude oil produced from the Brent field in the UK sector of the North Sea;

"Business Day" means a day, other than a Saturday or Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

"Cdn" means Canadian;

"Change of Control" has the meaning attributed thereto under "Description of Capital Structure - Debentures - Repurchase upon a Change of Control";

"Change of Control Purchase Date" means the date specified for purchase in a Debenture Offer;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time;

"Common Shares" means the common shares of the Company;

"Conversion Date" means the date on which a Debenture is surrendered for conversion when the register of the Debenture Trustee is open and in accordance with the provisions of the Indenture;

"Conversion Price" means Cdn$15.10 per Common Share, subject to adjustment in accordance with the Indenture;

"CSA 51-324" means the Staff Notice 51-324 - Glossary to NI 51-101 Standards of Disclosure For Oil And Gas Activities of the Canadian Securities Administrators;

"Current Market Price" means, on any day, the volume weighted average trading price of the Common Shares on the TSX (or such other recognized stock exchange) for the 20 consecutive trading days ending on the fifth trading day preceding such date;

"Debenture Offer" has the meaning attributed thereto under "Description of Capital Structure - Debentures - Repurchase Upon a Change of Control";

"Debenture Trustee" means Olympia Trust Company;

"Debentures" means the Cdn$97,750,000 aggregate principal amount of 6.00% convertible unsecured subordinated debentures due on the Maturity Date;

"DeGolyer" means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

"DeGolyer Report" means the report of DeGolyer dated January 10, 2012 evaluating the Egypt and Yemen crude oil reserves of the Company as at December 31, 2011;

"Dry Hole" or "Dry Well" or "Non-Productive Well" means a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well;

"East Ghazalat" means the East Ghazalat area in Egypt;

"Exploratory Well" means a well drilled either in search of a new, as-yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir;

"Egypt" means the Arab Republic of Egypt;

"Event of Default" has the meaning attributed thereto under "Description of Capital Structure - Debentures - Events of Default";

"GAAP" means Canadian generally accepted accounting principles;

"Gross" or "gross" means:

(a)

in relation to the Company's interest in production and reserves, its "Company gross reserves", which are the Company's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Company;

(b)	in relation to wells, the total number of wells in which the Company has an interest; and

(c)	in relation to properties, the total area of properties in which the Company has an interest;

"IFRS" means International Financial Reporting standards as issued by the International Accounting Standards Board;

"Indenture" means the indenture dated February 22, 2012 between the Company and the Debenture Trustee under which the Debentures were issued;

"Interest Obligation" means the Company's obligation to pay interest on the Debentures in accordance with the Indenture;

"Interest Payment Date" means the date interest is paid on the Debentures, being March 31 and September 30 in each year commencing on September 30, 2012;

"Maturity Date" means March 31, 2017;

"NASDAQ" means National Association of Securities Dealers Automated Quotations, OMX Global Select Market;

"Net" or "net" means:

(a)

in relation to the Company's interest in production and reserves, the Company's interest (operating and non-operating) share after deduction of royalty obligations, plus the Company's royalty interest in production or reserves.

(b)	in relation to the Company's interest in wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and

(c)	in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"Offer Price" has the meaning attributed thereto under "Description of Capital Structure - Debentures - Repurchase Upon a Change of Control";

"OXY" means Occidental Petroleum Corporation and its subsidiaries;

 "PSA" means production sharing agreement;

"PSC" means production sharing concession;

"Redemption Date" means the date set for the redemption of the Debentures;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Senior Indebtedness" has the meaning attributed thereto under "Description of Capital Structure - Debentures - Subordination";

"shareholders" means the holders from time to time of Common Shares;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, each as amended from time to time;

"TransGlobe" or the "Company" means TransGlobe Energy Corporation, a corporation organized and registered under the laws of Alberta, Canada, and as the context requires, its subsidiary companies;

"TSX" means the Toronto Stock Exchange;

"U.S." means the United States of America;

"West Gharib" means the West Gharib area in Egypt;

"West Gharib PSC" means the West Gharib production sharing concession in Egypt; and

"Yemen" means the Republic of Yemen.

Certain other terms used herein but not defined herein are defined in NI 51-101 and/or CSA 51-324, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101 and/or CSA 51-324.

TRANSGLOBE ENERGY CORPORATION

General

TransGlobe Energy Corporation ("TransGlobe" or the "Company") was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development field in the United States and later in Yemen, Canada and Egypt, ceasing operations as a mining company. The Company's U.S. oil and gas properties were sold in 2000 to fund opportunities in Yemen and the Company's Canadian oil and gas assets and operations were divested in early 2008 to assist with the funding of opportunities in Egypt and Yemen. The Company changed its name to TransGlobe Energy Corporation on April 2, 1996 and on June 9, 2004, the Company continued from the Province of British Columbia to the Province of Alberta pursuant to the ABCA. In early 2008, the Company sold its Canadian assets and operations and now conducts business exclusively in Egypt and Yemen.

TransGlobe, through its wholly-owned subsidiaries, is primarily engaged in the exploration for, and the development and production of, oil in Egypt and Yemen.

The Common Shares have been listed on the TSX under the symbol "TGL" since November 7, 1997 and on the NASDAQ under the symbol "TGA" since January 18, 2008. Prior to listing on the NASDAQ, the Company had its U.S. listing on the AMEX since 2003. The Debentures have been listed on the TSX under the symbol "TGL.DB" since February 22, 2012.

The Company's principal office is located at 2300, 250 - 5th Street S.W., Calgary, Alberta, T2P 0R4. The Company's registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

Intercorporate Relationships

The following table sets out the name and jurisdiction of incorporation of the Company's direct and indirect wholly-owned subsidiaries and the Company's ownership interest therein:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
TransGlobe West Gharib Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TG West Yemen Inc. (1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe GOS Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe South Alamein Inc. (1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe West Bakr Inc. (1)	Turks & Caicos Islands, B.W.I.	100%

Note:
(1)	These companies are 100% owned directly by TransGlobe Petroleum International Inc., which company is a wholly-owned subsidiary of the Company.

TG Holdings Yemen Inc. owns TransGlobe's interests in Block 32 and Block 72 in Yemen. TG West Yemen Inc. owns TransGlobe's interests in Block 75 and Block S1 in Yemen. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in the Nuqra Block 1 in Egypt. TransGlobe West Gharib Inc. owns TransGlobe's interest in the West Gharib concession in Egypt. TransGlobe GOS Inc. owns TransGlobe's interest in the East Ghazalat concession in Egypt. TransGlobe West Bakr Inc. owns TransGlobe's interest in the West Bakr concession in Egypt. TransGlobe South Alamein Inc. will hold TransGlobe's interest in the South Alamein concession following Government approval and closing of the acquisition.

Unless the context otherwise requires, reference in this Annual Information Form to "TransGlobe" or the Company" includes the Company and its direct and indirect wholly-owned subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

TransGlobe is an independent international upstream oil and gas company with headquarters in Calgary, Canada whose main business activities consist of the exploration, development and production of crude oil and natural gas liquids. The Company currently has exploration and production operations in Egypt and Yemen.

During the past three years, TransGlobe has developed its business interests through a combination of acquisitions, divestitures, exploration and development. During this period, TransGlobe's primary focus has been on five concessions in Egypt (a 71.43% working interest in Nuqra Block 1, a 100% working interest in the West Gharib Concession, a 100% working interest in West Bakr Concession, a 50% working interest in the East Ghazalat Concession and a 50% working interest in the South Alamein Concession) and four PSAs in Yemen (a 13.81087% working interest in Block 32, a 25% working interest in Block S-1, a 20% working interest in Block 72 and a 25% working interest in Block 75).

2009

On February 25, 2009, the Company completed the issuance of 5,798,000 Common Shares pursuant to an underwritten bought deal financing for gross proceeds of approximately Cdn$20.0 million.

In Egypt, the Company drilled 13 wells (8 oil wells, 4 water source wells and one dry hole) and expanded the waterflood projects at Hana and Hoshia. The Hana West pool (discovered November 2008) was appraised and developed during 2009.

In Yemen, the Company drilled two oil wells on Block 32. On Block 75, 340 km2 of 3-D seismic was acquired and processed by year end.

2010

In January 2010, the Company announced a farmout agreement with Vegas Oil & Gas SA ("Vegas") to earn a 50% interest in the East Ghazalat concession in the western desert of Egypt. The East Ghazalat Concession is operated by Vegas, a privately owned oil and gas company.

In Egypt during 2010, the Company drilled 25 wells in West Gharib and six wells in East Ghazalat. The West Gharib drilling resulted in 20 oil wells and five dry holes. The drilling was primarily focused on the emerging Nukhul oil resource appraisal and development. At East Ghazalat, the Company participated in drilling six wells, resulting in four oil wells on the Safwa structure and two dry holes during 2010. The operator of the East Ghazalat Concession filed a notice of commercial discovery for the Safwa wells in December of 2010.

In West Yemen during 2010, the Company participated in five wells in Block S1 resulting in five oil wells. In East Yemen during 2010, the Company participated in three wells in Block 32 resulting in two oil wells and one dry hole.

2011

On February 1, 2011, the Company completed the issuance of 5,000,000 Common Shares pursuant to an underwritten bought-deal financing for gross proceeds of approximately Cdn$75.0 million.

In Egypt during 2011, the Company drilled 44 wells in West Gharib, two wells in Nuqra and one well in East Ghazalat. The West Gharib drilling resulted in 36 oil wells, five service wells and three dry holes. The drilling was primarily focused on the Upper and Lower Nukhul oil appraisal and development in the Arta/East Arta leases. At East Ghazalat, the Company participated in drilling one exploration dry hole during 2011. The operator of the East Ghazalat Concession filed a development plan for the Safwa discovery (drilled in 2010) and received approval of the Safwa development lease in July 2011. The operator put forward a 2012 budget and work program targeting Safwa first production in the second quarter of 2012. At Nuqra, the Company drilled two exploration dry holes in early 2011.

On March 28, 2011, the Company announced the signing of a sale and purchase agreement with The Egyptian Petroleum Development Co. Ltd. (of Japan) ("EPEDECO") to acquire their 100% working interest in the West Bakr Concession in the Eastern Desert of Egypt. On December 29, 2011, the Company completed the strategic acquisition of the West Bakr Concession from EPEDECO for $60 million plus or minus adjustments, effective July 1, 2010. The West Bakr adjusted purchase price at closing net of working capital acquired was $39.5 million. The Company acquired approximately 4,350 bopd of oil production and reserves of 7.4 million bbls on a proved basis or 11.6 million bbls on a proved plus probable basis effective December 29, 2011 on a working interest before deduction of royalties basis.

In June of 2011, the Company entered into a purchase and sale agreement to acquire the 50% operated working interest of Cepsa Egypt SA B.V. ("Cepsa"), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain) in the South Alamein exploration concession in the Western Desert for $3.0 million plus an inventory adjustment, which is expected to close in 2012 following approval from the Egyptian Government. The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval following the closing of the transaction. The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

In Yemen during 2011, the Company participated in drilling one oil discovery and one dry hole in Block 72 and one oil well in Block S-1. The planned drilling program for West Yemen (Block S-1 and Block 75) was suspended in early 2011 due to security and logistics concerns in the area, which had deteriorated as a result of ongoing the political unrest in Yemen. The West Yemen export pipeline was sabotaged several times during the year. Block S-1 production (approximately 2,250 bopd to the Company) was shut in for approximately 7 months of 2011 due to the pipeline attacks and has remained shut in since October 8, 2011.

Recent Developments

In Egypt, seven additional oil wells were drilled on the West Gharib concession in 2012. Development/appraisal drilling continues at West Gharib with two drilling rigs.

On February 22, 2012, the Company completed a short form prospectus financing pursuant to which Cdn$85.0 million aggregate principal amount of 6.00% convertible unsecured subordinated debentures were issued (the "Debenture Offering"). A syndicate of underwriters co-led by Scotia Capital Inc. and Macquarie Capital Markets Canada Ltd., and including Canaccord Genuity Corp., RBC Dominion Securities Inc., Dundee Securities Ltd., FirstEnergy Capital Corp. and GMP Securities L.P. (collectively, the "Underwriters") acted as underwriters for the Debenture Offering. Pursuant to the Debenture Offering, the Underwriters were also granted an over-allotment option, exercisable, in whole or in part, at any time up until 30 days after completion of the Debenture Offering, to purchase up to an additional Cdn$12.75 million aggregate principal amount of 6.00% convertible unsecured subordinated debentures due on the Maturity Date, to cover over-allotments. The over-allotment option was exercised by the Underwriters in full and on February 29, 2012 the Company issued Cdn$12.75 million aggregate principal amount of 6.00% convertible unsecured subordinated debentures. TransGlobe intends to use the net proceeds of the Debenture Offering to pursue new business development opportunities including adding new acreage through farm-in arrangements, bid rounds or acquisitions. For a summary of the terms of the Debentures, see "Description of Capital Structure – Debentures".

Significant Acquisitions

TransGlobe did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS AND PRINCIPAL PROPERTIES

General

TransGlobe is engaged in the exploration for and the development and production of crude oil and natural gas in Egypt and Yemen. The Company also regularly reviews potential acquisitions and new international exploration blocks to supplement its exploration and development activities.

TransGlobe's major operations and principal activities are in the oil and gas exploration and production business. The Company has had operations in Egypt, Yemen and Canada during the past seven, 14 and 12 years respectively. In Egypt, the Company has an interest in five PSCs: West Gharib, West Bakr, East Ghazalat, Nuqra Block 1 and South Alamein (pending government approvals and closing). In Yemen, the Company has interests in four PSAs: Block 32, Block 72, Block 75 and Block S-1. The Company sold its Canadian assets located in the Province of Alberta on April 30, 2008.

Summary of International Land Holdings

International Land (Egypt and Yemen) - Summary of PSAs

EGYPT
Block	East Ghazalat	West Gharib	West Bakr	Nuqra #1	South Alamein**

Basin	Western Desert	Gulf of Suez	Gulf of Suez	Nuqra	Western Desert
Year acquired	2010	2007	2011	2004	2012 (pending)
Status	Exploration	Development	Development	Exploration	Exploration
Operator	Vegas	TransGlobe	TransGlobe	TransGlobe	TransGlobe
TransGlobe WI (%)	50%	100%	100%	71.43%*	50%
Block Area (acres)	159,300	34,856	11,600	3,650,000	558,120
Expiry date	June 2012	2019-2026	April 2020	July 2012	April 2012
Extensions
Exploration	2nd Extension 24 months	N/A	N/A	N/A	2nd Extension 24 months
Development	20 yr	+5 yr	+5 yr	20 yr	20 yr

*	TransGlobe pays 88.57% of costs to first oil production. TransGlobe recovers carried costs from partner’s share of production.
**	Pending Government approvals.

YEMEN
Block	32	72	S-1	75

Basin	Masila	Masila	Marib	Marib
Year acquired	1997	2004/2005	1998	2007
Status	Development	Exploration	Development	Exploration
Operator	DNO	Total	OXY	OXY
TransGlobe WI (%)	13.81087%	20%	25%	25%
Block Area (acres)	146,070	450,234	284,700	262,500
Expiry date	Nov 2020	Sept 2012	Oct 2023	Sept 2011
Extensions
Exploration	N/A	N/A	N/A	2nd Phase, 36 months
Development	5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr

Summary of International PSA/PSC Terms

All of the Company's international blocks are PSAs or PSCs between the host government and the contractor (joint venture partners). The government and the contractors take their share of production based on the terms and conditions of the respective contracts. The contractors' share of all taxes and royalties are paid out of the governments' share of production.

The PSAs/PSCs provide for the government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, if any, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA/PSC. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Each PSA/PSC is treated individually in respect of cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the contractor as defined in the specific PSAs/PSCs.

The following tables summarize the Company's international PSA/PSC terms for the first tranche(s) of production for each block. All the contracts have different terms for production levels above the first tranche, which are unique to each contract. The government's share of production increases and the contractor's share of production decreases as the production volumes go to the next production tranche.

Egypt (PSCs)

					South
Block	East Ghazalat	West Gharib	West Bakr	Nuqra #1	Alamein*
Production Tranche (Mbopd)	0-5	0-5 / 5-10	0-50	0-25	0-5
Gross royalty %	0%	0%	0%	0%	0%
Max. cost oil %	25%	30%	30%	40%	30%
Excess cost oil	0%	30%	0%	Prod. Sharing	0%
Depreciation per quarter:
Operating	100%	100%	100%	100%	100%
Capital	5%	6.25%	5%	6.25%	5%
Production Sharing Oil:
Contractor	20%	30% / 27.5%	15%	30%	14%
Government	80%	70% / 72.5%	85%	70%	86%

* South Alamein is pending government approval.

Yemen (PSAs)

Block	32(1) (original)	72	S-1	75
Production Tranche (Mbopd)	0-25	0-25	0-25	0-25
Gross royalty %	3% / (10%)	3%	3%	3%
Max. cost oil %	60% / (25%)	50%	50%	50%
Excess cost oil	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing
Depreciation per quarter:
Operating	100%	100%	100%	100%
Capital	12.5%	12.5%	12.5%	12.5%
Production Sharing Oil:
Contractor	33.25% / (23%)	32.4%	34.2%	34.2%
Government	66.75% / (77%)	67.6%	65.8%	65.8%

Note:

(1)

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or proved reserves exceed 30 million barrels. Reserves may be audited every two years by an independent evaluator at the request of the Government of Yemen. At December 31, 2011 proved reserves were less than 30 million barrels. The next potential reserve audit is November 2012.

Operations Review (2011)

In 2011, the Company increased total production by 22% to 12,132 Bopd (2010 – 9,960 Bopd). Production from Egypt averaged 10,671 Bopd to TransGlobe during 2011 (2010 – 7,259 Bopd). Production from Yemen averaged 1,461 Bopd to TransGlobe during 2011 (2010 – 2,701 Bopd).

2012 Outlook Highlights

  Production is expected to average between 16,000 and 20,000 Bopd, a 32% to 65% increase over the 2011 average production;

  Exploration and development spending is budgeted to be between $70.0 million and $90.0 million (firm and contingent) excluding acquisitions, a potential 28% increase from 2011 which is expected to be funded from funds flow from operations and cash on hand; and

  Funds flow from operations is estimated at $133.0 million up 11% from 2011, using the mid-point of production guidance and an average oil price assumption for the year of $90/Bbl for Dated Brent oil.

Human Resources

The Company currently employs 78 full-time employees and 3 full-time and 4 part-time consultants. The Company intends to add additional professional and administrative staff as the needs arise.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The report on reserves data in Form 51-101F2 and the report of management and directors on reserves data and other information in Form 51-101F3 are attached as Schedules "A" and "B", respectively, to this Annual Information Form, which forms are incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below (the "DeGolyer Report") is dated January 10, 2012, with the effective date being December 31, 2011.

Disclosure of Reserves Data

All of the Company's reserves herein reported were evaluated by independent evaluators in accordance with NI 51-101 for the year ended December 31, 2011. In 2011, DeGolyer and MacNaughton Canada Limited ("DeGolyer"), independent petroleum engineering consultants based in Calgary, Alberta and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company's Reserves Committee to independently evaluate 100% of TransGlobe's reserves as at December 31, 2011.

The reserves data set forth below (the "Reserves Data") was prepared by DeGolyer with an effective date of December 31, 2011. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Company and the net present values of future net revenue for these reserves using forecast prices and costs and constant prices and costs. The Company reports in U.S. currency and therefore the reports have been converted to U.S. dollars at the prevailing conversion rate at December 31 of the respective years.

The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which the Company believes is important to the readers of this information.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows there from are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of crude oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, among others, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves may vary and such variations may be material. The actual production, revenues, taxes and development and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the DeGolyer Report will be attained and variances could be material.

Possible reserves are those additional reserves that are less certain to be recovered than probable resources. There is a 10% probability that the quantities actually received will equal or exceed the sum of proved plus probable plus possible reserves.

Reserves Data – Forecast Prices and Costs

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,635	2,036	16,079	7,180	19,714	9,216
Non-Producing	4,731	2,594	1,764	979	6,495	3,573
Undeveloped	364	200	1,575	708	1,939	908
Total Proved	8,730	4,830	19,418	8,867	28,148	13,697
Probable	5,812	2,728	10,250	4,257	16,062	6,985
Proved+Probable	14,542	7,558	29,668	13,124	44,210	20,682
Possible	4,288	1,884	11,304	4,576	15,592	6,460
Proved+Probable+ Possible	18,830	9,442	40,972	17,700	59,802	27,142

Notes:
(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include the Company's share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,267	1,792	16,079	7,180	19,346	8,972
Non-Producing	1,623	891	1,764	979	3,387	1,870
Undeveloped	-	-	1,575	708	1,575	708
Total Proved	4,890	2,683	19,418	8,867	24,308	11,550
Probable	3,873	1,905	10,250	4,257	14,123	6,162
Proved+Probable	8,763	4,588	29,668	13,124	38,431	17,712
Possible	3,168	1,405	11,304	4,576	14,472	5,981
Proved+Probable+ Possible	11,931	5,993	40,972	17,700	52,903	23,693

Notes:
(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include the Company's share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	368	244	368	244
Non-Producing	3,108	1,703	3,108	1,703
Undeveloped	364	200	364	200
Total Proved	3,840	2,147	3,840	2,147
Probable	1,939	824	1,939	824
Proved+Probable	5,779	2,971	5,779	2,971
Possible	1,120	478	1,120	478
Proved+Probable+ Possible	6,899	3,449	6,899	3,449

Notes:
(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include the Company's share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2011
(FORECAST PRICES & COSTS)

The estimated future net revenues presented in the tables below do not represent fair market value. The estimated future net revenues presented below are calculated using the price forecasts and inflation rates set forth below under "Pricing Assumptions".

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	449.6	396.1	355.5	323.7	298.1	449.6	396.1	355.5	323.7	298.1
Non-Producing	136.9	115.2	99.0	86.6	77.0	136.9	115.2	99.0	86.6	77.0
Undeveloped	30.8	24.8	20.3	16.7	13.9	30.8	24.8	20.3	16.7	13.9
Total Proved	617.3	536.1	474.8	427.1	389.0	617.3	536.1	474.8	427.1	389.0
Probable	314.0	241.7	192.6	157.7	131.9	314.0	241.7	192.6	157.7	131.9
Total Proved+Probable	931.4	777.8	667.4	584.8	520.9	931.4	777.8	667.4	584.8	520.9
Possible	288.4	208.5	157.4	123.0	98.9	288.4	208.5	157.4	123.0	98.9

Total Proved+Probable +Possible	1,219.7	986.2	824.8	707.8	619.8	1,219.7	986.2	824.8	707.8	619.8

Note:
(1)

In Egypt and Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen future net revenues are after Egypt and Yemen income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	442.7	389.5	349.3	317.8	292.4	442.7	389.5	349.3	317.8	292.4
Non-Producing	78.5	63.2	52.5	44.7	38.8	78.5	63.2	52.5	44.7	38.8
Undeveloped	22.6	18.4	15.2	12.6	10.5	22.6	18.4	15.2	12.6	10.5
Total Proved	543.7	471.2	416.9	375.0	341.7	543.7	471.2	416.9	375.0	341.7
Probable	258.0	202.7	164.1	135.9	114.7	258.0	202.7	164.1	135.9	114.7
Total Proved+Probable	801.8	673.8	581.0	510.9	456.4	801.8	673.8	581.0	510.9	456.4
Possible	260.7	188.3	142.1	110.9	89.1	260.7	188.3	142.1	110.9	89.1

Total Proved+Probable +Possible	1,062.5	862.1	723.0	621.9	545.4	1,062.5	862.1	723.0	621.9	545.4

Note:
(1)	In Egypt, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt Future Net Revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	6.9	6.6	6.2	6.0	5.7	6.9	6.6	6.2	6.0	5.7
Non-Producing	58.4	51.9	46.5	41.9	38.2	58.4	51.9	46.5	41.9	38.2
Undeveloped	8.2	6.4	5.1	4.1	3.4	8.2	6.4	5.1	4.1	3.4
Total Proved	73.6	64.9	57.8	52.0	47.3	73.6	64.9	57.8	52.0	47.3
Probable	56.0	39.0	28.6	21.8	17.3	56.0	39.0	28.6	21.8	17.3
Total Proved+Probable	129.6	103.9	86.4	73.8	64.5	129.6	103.9	86.4	73.8	64.5
Possible	27.7	20.2	15.4	12.1	9.8	27.7	20.2	15.4	12.1	9.8
Total Proved+Probable +Possible	157.3	124.1	101.7	85.9	74.3	157.3	124.1	101.7	85.9	74.3

Note:
(1)	In Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen Future Net Revenues are after Yemen income tax.

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

					Well	Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
Reserves Category	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)

Proved Reserves
Egypt(1)	2,253.0	1,165.2	530.2	1 3.8	-	543.7	-	543.7
Yemen(1)	407.1	178.7	152.7	2.0	-	73.6	-	73.6
Total Company	2,660.1	1,344.0	683.0	15.8	-	617.3	-	617.3
Proved+Probable
Reserves
Egypt(1)	3,598.0	1,911.4	833.0	5 1.8	-	801.8	-	801.8
Yemen(1)	623.2	303.4	187.1	3.1	-	129.6	-	129.6
Total Company	4,221.2	2,214.8	1,020.0	55.0	-	931.4	-	931.4
Proved+Probable
Possible Reserves
Egypt(1)	4,995.4	2,719.0	1,135.7	7 8.3	-	1,062.5	-	1,062.5
Yemen(1)	745.8	373.8	209.2	5.5	-	157.3	-	157.3
Total Company	5,741.2	3,092.8	1,344.9	83.8	-	1,219.7	-	1,219.7

Notes:
(1)

In Egypt and Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen future net revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as a Operating Costs for reporting purposes.

(2)	Please see "Additional Information Concerning Abandonment and Reclamation Costs" below.

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

		Egypt		Yemen		Total	Total
		Future net	Egypt	Future net	Yemen	Future net	Unit Value
		Revenue Before	Unit Value	Revenue	Unit Value	Revenue	Before Tax
		Taxes(1)	Before Tax	Before Taxes(1)	Before Tax	Before Taxes(1)	(discounted
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	at
Reserves	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Category	Group	(US$MM)	($/Bbl)	(US$MM)	($/Bbl)	(US$MM)	($/Bbl)
Total Proved	Light and Medium Oil	89.9	33.51	57.8	26.93	147.7	30.58
	Heavy Oil	327.0	36.88	-	-	327.0	36.88
Proved+Probable	Light and Medium Oil	134.4	29.30	86.4	29.08	220.8	29.21
	Heavy Oil	446.6	34.03	-	-	446.6	34.03
Proved+Probable +Possible	Light and Medium Oil	168.7	28.15	101.7	29.50	270.5	28.65
	Heavy Oil	554.3	31.32	-	-	554.3	31.32

Note:
(1)

In Egypt and Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen future net revenues are after Egypt and Yemen income tax.

Reserves Data – Constant Prices and Costs

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,635	2,000	16,119	7,035	19,754	9,035
Non-Producing	4,740	2,467	1,764	961	6,504	3,428
Undeveloped	364	186	1,575	711	1,939	897
Total Proved	8,739	4,653	19,458	8,707	28,197	13,360
Probable	5,806	2,668	10,271	4,145	16,077	6,813
Proved+Probable	14,545	7,321	29,729	12,852	44,274	20,173
Possible	4,289	1,873	11,274	4,454	15,563	6,327

Proved+Probable+ Possible	18,834	9,194	41,003	17,306	59,837	26,500

Notes:
(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include the Company's share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,267	1,762	16,119	7,035	19,386	8,797
Non-Producing	1,628	858	1,764	961	3,392	1,819
Undeveloped	-	-	1,575	711	1,575	711
Total Proved	4,895	2,620	19,458	8,707	24,353	11,327
Probable	3,871	1,783	10,271	4,145	14,142	5,928
Proved+Probable	8,766	4,403	29,729	12,852	38,495	17,255
Possible	3,169	1,337	11,274	4,454	14,443	5,791
Proved+Probable+ Possible	11,935	5,740	41,003	17,306	52,938	23,046

Notes:
(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include the Company's share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	368	238	368	238
Non-Producing	3,112	1,609	3,112	1,609
Undeveloped	3 64	186	3 64	186
Total Proved	3,844	2,033	3,844	2,033
Probable	1,935	885	1,935	885
Proved+Probable	5,779	2,918	5,779	2,918
Possible	1,120	536	1,120	536
Proved+Probable+ Possible	6,899	3,454	6,899	3,454

Notes:
(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include the Company's share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the average price received on December 31, 2011 and December 31, 2010 as applicable. The prices were held constant and costs were not inflated for the life of the reserves as summarized below under "Pricing Assumptions."

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	467.9	413.2	371.4	338.5	311.9	467.9	413.2	371.4	338.5	311.9
Non-Producing	148.0	123.7	106.0	92.6	82.2	148.0	123.7	106.0	92.6	82.2
Undeveloped	36.1	29.4	24.3	20.4	17.2	36.1	29.4	24.3	20.4	17.2
Total Proved	652.0	566.3	501.7	451.5	411.3	652.0	566.3	501.7	451.5	411.3
Probable	315.7	244.9	196.4	161.7	135.8	315.7	244.9	196.4	161.7	135.8
Proved+Probable	967.7	811.3	698.2	613.1	547.1	967.7	811.3	698.2	613.1	547.1
Possible	291.4	213.0	162.3	127.8	103.3	291.4	213.0	162.3	127.8	103.3
Proved+Probable+ Possible	1,259.2	1,024.3	860.5	740.9	650.5	1,259.2	1,024.3	860.5	740.9	650.5

Note:
(1)

In Egypt and Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen future net revenues are after Egypt and Yemen income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	460.0	405.8	364.4	331.9	305.6	460.0	405.8	364.4	331.9	305.6
Non-Producing	83.1	66.9	55.5	47.3	41.1	83.1	66.9	55.5	47.3	41.1
Undeveloped	25.7	21.1	17.5	14.7	12.4	25.7	21.1	17.5	14.7	12.4
Total Proved	568.8	493.7	437.5	393.8	359.1	568.8	493.7	437.5	393.8	359.1
Probable	263.3	208.1	169.3	140.9	119.4	263.3	208.1	169.3	140.9	119.4
Total Proved+Probable	832.1	701.9	606.8	534.8	478.5	832.1	701.9	606.8	534.8	478.5
Possible	262.9	191.9	146.0	114.9	92.8	262.9	191.9	146.0	114.9	92.8

Total Proved+Probable +Possible	1,095.0	893.7	752.8	649.7	571.3	1,095.0	893.7	752.8	649.7	571.3

Note:
(1)	In Egypt, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt future net revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$MM	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	7.9	7.4	7.0	6.7	6.3	7.9	7.4	7.0	6.7	6.3
Non-Producing	64.9	56.9	50.4	45.3	41.1	64.9	56.9	50.4	45.3	41.1
Undeveloped	10.4	8.3	6.8	5.7	4.8	10.4	8.3	6.8	5.7	4.8
Total Proved	83.2	72.6	64.3	57.6	52.3	83.2	72.6	64.3	57.6	52.3
Probable	52.4	36.8	27.1	20.7	16.4	52.4	36.8	27.1	20.7	16.4
Total Proved+Probable	135.6	109.4	91.3	78.4	68.7	135.6	109.4	91.3	78.4	68.7
Possible	28.5	21.2	16.3	12.9	10.5	28.5	21.2	16.3	12.9	10.5
Total Proved+Probable +Possible	164.1	130.5	107.6	91.3	79.2	164.1	130.5	107.6	91.3	79.2

Note:
(1)	In Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen future net revenues are after Yemen income tax.

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

					Well	Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)	(US$MM)

Proved Reserves
Egypt(1)	2,325.7	1,226.2	517.0	13.7	-	568.8	-	568.8
Yemen(1)	420.5	198.1	137.2	2.0	-	83.2	-	83.2
Total Company	2,746.2	1,424.3	654.2	15.7	-	652.0	-	652.0
Proved+Probable Reserves
Egypt(1)	3,695.3	2,011.9	799.9	51.3	-	832.1	-	832.1
Yemen(1)	632.2	312.9	180.5	3.1	-	135.6	-	135.6
Total Company	4,327.4	2,324.8	980.4	54.5	-	967.7	-	967.7
Proved+Probable+Possible
Reserves
Egypt(1)	5,076.1	2,829.5	1,074.6	77.0	-	1,095.0	-	1,095.0
Yemen(1)	754.7	376.9	208.2	5.5	-	164.1	-	164.1
Total Company	5,830.9	3,206.4	1,282.9	82.5	-	1,259.2	-	1,259.2

Notes:
(1)

In Egypt and Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen future net revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as operating costs for reporting purposes.

(2)	Please see "Additional Information Concerning Abandonment and Reclamation Costs" below.

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2011
(CONSTANT PRICES AND COSTS)

		Egypt		Yemen		Total	Total
		Future net	Egypt	Future net	Yemen	Future net	Unit Value
		Revenue Before	Unit Value	Revenue	Unit Value	Revenue	Before Tax
		Taxes(1)	Before Tax	Before Taxes(1)	Before Tax	Before Taxes(1)	(discounted
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	at
Reserves	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Category	Group	(US$MM)	($/Bbl)	(US$MM)	($/Bbl)	(US$MM)	($/Bbl)
Total Proved	Light and Medium Oil	94.8	36.18	64.3	31.61	159.1	34.18
	Heavy Oil	342.7	39.36	-	-	342.7	39.36
Proved+Probable	Light and Medium Oil	140.3	31.86	91.3	31.30	231.6	31.64
	Heavy Oil	466.5	36.30	-	-	466.5	36.30
Proved+Probable +Possible	Light and Medium Oil	175.1	30.50	107.6	31.16	282.7	30.75
	Heavy Oil	577.8	33.39	-	-	577.8	33.39

Note:
(1)

In Egypt and Yemen, under the terms of the production sharing agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen future net revenues are after Egypt and Yemen income tax.

Notes to Reserves Data Tables:

1.	Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserves Data are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below.

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(b)

drill and equip development wells, development-type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)

acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

	(d)	provide improved recovery systems.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

	(c)	dry hole contributions and bottom hole contributions;

	(d)	costs of drilling and equipping exploratory wells; and

	(e)	costs of drilling exploratory type stratigraphic test wells.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data;

the use of established technology; and

specified economic conditions which are generally accepted as being reasonable and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)

Possible reserves are those additional reserves that are even less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will be greater than the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(d)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(e)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(f)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(g)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non- producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(i) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(ii)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(iii)	at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Pricing Assumptions

Forecast Prices and Costs

The forecast cost and price assumptions assume changes in wellhead selling prices and take into account inflation with respect to future operating and capital costs.

For the Reserves, crude oil benchmark reference pricing, as at December 31, 2011, inflation and exchange rates utilized by DeGolyer in the Reserves Data, which were DeGolyer's then current forecasts at the date of the Reserves Data, were as follows:

		Brent
	WTI Cushing	Reference	Inflation	Exchange
	Oklahoma	Price	Rates(1) %	Rate
Year	(US$Bbl)	(US$/Bbl)	Year	(Cdn$/US$)
Forecast
2012	99.00	106.00	0.0	0.98
2013	99.96	104.67	2.0	0.98
2014	103.00	105.42	2.0	0.98
2015	106.12	106.25	2.0	0.98
2016	108.24	106.08	2.0	0.98
2017	110.41	108.20	2.0	0.98
Thereafter	+2.0%/year	+2.0%/year	+2.0%/year	+0%/year

Notes:

(1)	Inflation rates for forecasting expenditure prices and costs.

The weighted average historical price in US$ realized by the Company in Egypt, for the year ended December 31, 2011 for crude oil was $100.61/Bbl.

The weighted average historical price in US$ realized by the Company in Yemen, for the year ended December 31, 2011 for crude oil was $108.60/Bbl.

Constant Prices and Costs

In Egypt, a constant price of $97.86/Bbl was utilized in the constant price case. The constant price case for 2011 is based on the average of the reference price received on the first day of each month during 2011 adjusted for respective differentials.

In Yemen, a constant price of $109.71/Bbl was utilized in the constant price case. The constant price case for 2011 is based on the average of the reference price received on the first day of each month during 2011 adjusted for respective differentials.

Reconciliation of Changes in Reserves

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
COMPANY
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL			HEAVY OIL
	Gross	Gross	Gross Proved	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)
December 31, 2010	13,254	4,892	18,146	7,201	5,093	12,294
Extensions	256	314	570	1,809	769	2,578
Improved recovery	-	-	-	-	-	-
Technical Revisions	(2,893)	604	(2,289)	5,469	243	5,712
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	-	7,462	4,138	11,600
Dispositions	-	-	-	-	-	-
Economic Factors	2	3	5	6	7	13
Production	(1,889)	-	(1,889)	(2,529)	-	(2,529)
December 31, 2011	8,730	5,812	14,542	19,418	10,250	29,668

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
EGYPT
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL			HEAVY OIL
	Gross	Gross	Gross Proved	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)
December 31, 2010	7,998	3,585	11,583	7,201	5,093	12,294
Extensions	256	314	570	1,809	769	2,578
Improved recovery	-	-	-	-	-	-
Technical Revisions	(1,996)	(21)	(2,017)	5,463	262	5,725
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	-	7,462	4,138	11,600
Dispositions	-	-	-	-	-	-
Economic Factors	5	(5)	-	13	(13)	-
Production	(1,372)	-	(1,372)	(2,529)	-	(2,529)
December 31, 2011	4,890	3,874	8,763	19,418	10,249	29,668

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
YEMEN
AS OF DECEMBER 31, 2011
(FORECAST PRICES AND COSTS)

LIGHT & MEDIUM OIL
	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)
December 31, 2010	5,257	1,306	6,563
Extensions	-	-	-
Improved recovery	-	-	-
Technical Revisions	(886)	632	(253)
Discoveries	-	-	-
Acquisitions	-	-	-
Dispositions	-	-	-
Economic Factors	-	-	-
Production	(531)	0	(531)
December 31, 2011	3,840	1,939	5,779

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the gross proved undeveloped reserves and the gross probable undeveloped reserves, each by product type, attributed to the Company in the most recent three financial years and, in the aggregate, before that time, as applicable.

Proved Undeveloped Reserves

	Light and Medium Oil		Heavy Oil
Year	(MBbl)		(MBbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

2009(1)	1,088	3,157	-	130
2010(2)	-	1,798	1,263	1,390
2011(3)	-	364	1,160	1,576

Notes:
(1)	In 2009, proved undeveloped medium oil was assigned to Egypt with two vertical development wells at Hana and light oil at Yemen with two additional horizontal development wells at An Nagyah.
(2)	In 2010, proved undeveloped heavy oil was assigned to Egypt with twelve vertical development wells at Arta. No new proved undeveloped reserves were assigned in Yemen.
(3)

In 2011, proved undeveloped heavy oil was assigned to Egypt with three vertical development wells at Arta and one vertical development well at West Bakr. No new proved undeveloped reserves were assigned in Yemen.

Probable Undeveloped Reserves

	Light and Medium Oil		Heavy Oil
Year	(MBbl)		(MBbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

2009(1)	390	944	681	829
2010(2)	2,342	2,625	3,029	3,232
2011(3)	-	2,300	4,021	4,461

Notes:
(1)

In 2009, probable undeveloped medium oil was assigned to Egypt for a vertical development well at Hana West. The heavy oil reserves were also assigned to Egypt with one vertical development well at each of Hoshia and North Hoshia. All development activities were anticipated to take place during 2010.

(2)

In 2010, probable undeveloped light and medium oil was assigned to Egypt for fourteen vertical development wells at East Ghazalat and one vertical development well at Hana West. The heavy oil reserves were also assigned to Egypt with sixteen vertical development wells at Arta and four vertical development wells at Hoshia. All development activities were anticipated to take place during 2011.

(3)

In 2011, probable undeveloped heavy oil was assigned to Egypt with seven vertical development wells at Arta and six vertical development wells at West Bakr. All Arta development activities are anticipated to take place during 2012 while at West Bakr, two wells are expected in 2012 and four in 2013.

Future Development Costs

FUTURE DEVELOPMENT COSTS
TOTAL COMPANY
AS OF DECEMBER 31, 2011

(US$M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2012	13,960	34,449
2013	1,275	19,584
2014	-	-
2015	-	85
2016	-	303
Remaining	571	571
Total Undiscounted	15,806	54,992

FUTURE DEVELOPMENT COSTS
EGYPT
AS OF DECEMBER 31, 2011

(US$M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2012	11,920	31,300
2013	1,275	19,584
2014	-	-
2015	-	85
2016	-	303
Remaining	571	571
Total Undiscounted	13,766	51,843

FUTURE DEVELOPMENT COSTS
YEMEN
AS OF DECEMBER 31, 2011

(US$M)	Forecast Prices and Costs
Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2012	2,040	3,149
2013	-	-
2014	-	-
2015	-	-
2016	-	-
Total Undiscounted	2,040	3,149

The Company expects to fund the future development costs noted above primarily through the use of working capital, cash flow, debt and equity financing as required.

Other Oil and Gas Information

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2011. All of the Company's wells are located onshore.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Egypt	86	86.0	77	75.0	-	-	-	-
Yemen	20	2.8	28	6.6	-	-	5	1.3
Total	106	88.8	105	81.6	-	-	5	1.3

Properties with No Attributed Reserves

The following table sets out the Company's developed and undeveloped land holdings as at December 31, 2011.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net

Egypt	11,265	10,945	3,838,539	2,716,404	3,849,804	2,727,349
Yemen	36,050	7,099	1,107,454	239,922	1,143,504	247,020
Total	47,315	18,044	4,945,993	2,956,326	4,993,308	2,974,370

In the West Gharib concession in Egypt, all work commitments have been fulfilled. A total of approximately 5,000 acres in West Gharib will potentially expire during 2012.

The West Bakr concession in Egypt was purchased on December 29, 2011. All work commitments have been fulfilled and there are no potential land expires.

In Nuqra Block 1 in Egypt, the Company has entered the second exploration extension period, effective July 18, 2009. The second exploration period has a three-year term and an expiry date of July 17, 2012. All work commitments have been met and there are no plans for any further work. The entire 3,650,000 gross acre (2,607,195 net acres) lease will likely expire during 2012.

The East Ghazalat Concession in the Western Desert of Egypt is in the first two-year extension period which expires in June 2012. An additional two-year extension is available following a relinquishment of 25% of the original concession area with all work commitments having been met. A total of approximately 53,100 gross acres (26,550 net acres) will potentially be relinquished in 2012.

The Company does not have any work commitments associated with its undeveloped lands in Yemen Blocks 32 and S-1.

In Yemen Block 72, the government has approved an extension of the second exploration period to September 11, 2012. All work commitments of the second exploration period have been completed.

In Yemen Block 75, the contractor has a remaining commitment of $3 million gross ($0.8 million net) for the first exploration work-period (36 months) commencing March 8, 2008 representing one exploration well. Due to political unrest and security issues, the operator declared Force Majeure on March 23, 2011. The Yemen Oil ministry is currently in discussions with the Operator, to replace the notice of Force Majeure with an extension to the first exploration period.

Forward Contracts

The Company's contracts to sell crude oil or natural gas are at prevailing market pricing, except for the following financial derivative contracts respecting crude oil:

			Dated Brent Pricing
			Put – Call
Period	Volume	Type	(U.S. Dollars)
January 1, 2012 – June 30, 2012	20,000 Bbl/month	Financial Floor	$80.00

The total volumes hedged per year are listed below:

Volume	2012(Jan. – June)
Annual (Bbls)	120,000
Daily Average (Bopd)	659

Additional Information Concerning Abandonment and Reclamation Costs

In both Egypt and Yemen, estimated future abandonment and reclamations costs related to properties evaluated have not been taken into account by DeGolyer. Under the terms of the production sharing agreements, ownership in the facilities and wells is transferred to the respective Governments of Egypt and Yemen through cost recovery. Therefore the future abandonment and reclamation costs have been assessed a zero value.

Tax Horizon

In 2011, the Company did not pay any income taxes in Canada and does not anticipate any taxes payable in the future.

Capital Expenditures

The following table summarizes the capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Company's activities for the year ended December 31, 2011 (excluding Canadian expenditures):

	Egypt	Yemen	Total
(US$M)
Property acquisition costs
Proved properties	39,497	-	39,497
Undeveloped properties	-	-	-
Exploration costs	5,279	1,712	6,991
Development costs	57,483	3,783	61,266
Corporate and other	415	-	415
Total	102,674	5,495	108,169

Exploration and Development Activities

The following tables set forth the gross and net exploratory and development wells which the Company drilled during the year ended December 31, 2011:

Egypt:	Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	7	29	36	7.0	29.0	36.0
Service	-	5	5	-	5.0	5.0
Dry and Abandoned(1)	6	-	6	4.9	-	4.9
Total	13	34	47	11.9	34.0	45.9

	Gross			Net
Yemen:	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	1	2	3	0.2	0.5	0.7
Service	-	-	-	-	-	-
Dry and Abandoned(1)	1	-	1	0.2	-	0.2
Total	2	2	4	0.4	0.5	0.9

Note:
(1)

"Dry and abandoned well" means a well which is not a productive well or a service well. A productive well is a well that is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas-injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Current exploration and development activities are focused on the Arta and East Arta areas of the West Gharib concession in Egypt. Other key areas in Egypt for 2012 include development and further exploration of the East Ghazalat concession, West Bakr concession, and optimization of the waterfloods in the Arta/East Arta, Hana, Hana West and Hoshia fields of West Gharib. In Yemen, development drilling is planned in Block S-1 with exploration planned on Blocks 72 and 75.

Production Estimates

The following table sets out the volume of the Company's daily production (working interest before royalties) estimated for the year ending December 31, 2012 which is reflected in the estimate of future net revenue disclosed in the prior reserves summary tables.

	Egypt	Egypt	Egypt	Egypt	Yemen	Total
	West Gharib	West Gharib	West Bakr	East Ghazalat	Block S1&32	Company
	Medium Oil	Heavy Oil	Heavy Oil	Light and	Light and	Bbls
				Medium Oil	Medium Oil
	Gross	Gross	Gross	Gross	Gross	Gross
	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)
Proved Producing	2,288	7,131	3,676	-	364	13,459
Proved Developed	57	780	-	223	1,600	2,660
Non-Producing
Proved Undeveloped	-	487	219	-	80	786
Total Proved	2,345	8,398	3,895	223	2,044	16,905
Total Probable	250	2,129	423	145	94	3,040
Total Proved Plus Probable	2,595	10,527	4,318	368	2,138	19,945

Production History

The following table summarizes certain information in respect of sales volumes, product prices received and operating expenses made by the Company (and its subsidiaries) for the periods indicated below:

	2011
	Quarter Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Average Daily Sales Volumes
Egypt(1)
Heavy Crude Oil (Bbls/d)	4,449	7,321	7,041	8,839
Light and Medium Crude Oil (Bbls/d)	4,289	4,035	4,097	2,579
Yemen
Light and Medium Crude Oil (Bbls/d)	2,480	470	2,268	636
Combined (Bbls/d)	11,218	11,826	13,406	12,054

Average Price Received
Egypt(1)
Heavy Crude Oil (US$/Bbl)	95.34	105.16	102.25	99.12
Light and Medium Crude Oil (US$/Bbl)	95.34	105.16	102.25	99.12
Yemen
Light and Medium Crude Oil (US$/Bbl)	103.14	115.57	112.55	110.42
Combined (US$/Bbl)	97.06	105.57	104.00	98.49

Royalties and Taxes
Egypt(1)
Heavy Crude Oil (US$/Bbl)	59.41	65.29	63.26	60.59
Light and Medium Crude Oil (US$/Bbl)	59.41	65.29	63.26	60.59
Yemen
Light and Medium Crude Oil (US$/Bbl)	66.03	65.44	57.54	65.83
Combined (US$/Bbl)	60.87	65.30	62.30	60.86

Operating Expenses
Egypt(1)
Heavy Crude Oil (US$/Bbl)	6.76	7.30	6.89	7.12
Light and Medium Crude Oil (US$/Bbl)	6.76	7.30	6.89	7.12
Yemen
Light and Medium Crude Oil (US$/Bbl)	9.99	36.19	12.93	47.53
Combined (US$/Bbl)	7.48	8.45	7.92	9.25

Netback Received
Egypt(1)
Heavy Crude Oil (US$/Bbl)	29.17	32.57	32.10	31.26
Light and Medium Crude Oil (US$/Bbl)	29.17	32.57	32.10	31.26
Yemen
Light and Medium Crude Oil (US$/Bbl)	27.12	13.94	42.08	(2.94)
Combined (US$/Bbl)	28.71	31.82	33.78	29.01

Note:
(1)

Under the terms of the current marketing contract, all production from West Gharib is sold as a blended crude oil. Royalties and taxes are calculated on a concession basis without distinction between Heavy Crude Oil and, Medium and Light Crude Oil.

The following table indicates the Company's average daily volumes from its important fields for the year ended December 31, 2011:

		Light and
	Heavy Crude	Medium
	Oil	Crude	Total
	(Bbls/d)	(Bbls/d)	(Bbls/d)

Egypt
West Bakr	35	-	35
Hana	-	1,365	1,365
Hana West	-	2,382	2,382
Hoshia	746	-	746
Arta/East Arta	6,064	-	6,064
Other Egypt	79	-	79
Yemen
Block S-1	-	986	986
Block 32	-	475	475

Total	6,924	5,208	12,132

DIVIDEND POLICY

The Company has not paid any dividends to date on its Common Shares. The Board of Directors of the Company will determine the timing, payment and amount of dividends, if any, that may be paid by the Company from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

TransGlobe is authorized to issue an unlimited number of Common Shares without nominal or par value. As at March 14, 2012, there were 73,077,638 Common Shares issued and outstanding.

Each Common Share entitles its holder to: (i) vote at any meeting of shareholders of the Company; (ii) to receive any dividend declared by the Company; and (iii) to receive the remaining property of the Company upon dissolution.

The Company's articles have been filed in accordance with NI 51-102 and are available on the Company's SEDAR profile at www.sedar.com.

Rights Plan

On March 15, 2011, the Company replaced its previous shareholder protection rights plan agreement, which had expired, with an amended and restated shareholder protection rights plan agreement (the "Rights Plan") with Olympia Trust Company, as rights agent, which was approved by TransGlobe's shareholders on May 11, 2011 at the 2011 annual general and special meeting of shareholders. The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding Common Shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of Common Shares, other than such person or entity, shall be entitled to acquire Common Shares at a discounted price. The Rights Plan is similar to other shareholder rights plans adopted in the energy sector. A copy of the Rights Plan may be obtained on request without charge from the Corporate Secretary of the Company, Suite 2300, 250 – 5th Street S.W., Calgary, Alberta T2P 0R4, Telephone: (430) 264-9888. In addition, a copy of the Rights Plan, as filed with the securities commission or similar authorities in Canada on May 18, 2011, may be obtained from the Company's SEDAR profile at www.sedar.com.

Debentures

On February 22, 2012 and February 29, 2012, the Company issued Cdn$97.75 million aggregate principal amount of 6.00% convertible unsecured subordinated debentures at a price of $1,000 per Debenture. The Debentures were issued under the Indenture. The following description of the Debentures is a summary of their material attributes and characteristics and is subject to the detailed provisions of the Indenture and is qualified in its entirety by reference to the Indenture. The following summary uses words and terms which are defined in the Indenture. For full particulars, reference is made to the Indenture, which is available for inspection at the offices of the Company and was filed on SEDAR on February 22, 2012 at www.sedar.com. Particular provisions of the Indenture, which are referred to in this Annual Information Form, are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference.

General

The Debentures are limited to an aggregate principal amount of Cdn$97.75 million; however, the Company may, from time to time, without the consent of the holders of any outstanding Debentures, issue additional debentures. The Debentures have a maturity date of March 31, 2017 and on that date, the holders shall be entitled to receive the principal amount of the Debentures at par together with all accrued and unpaid interest thereon.

The Debentures bear interest from the date of issue at 6.00% per annum, which is payable semi-annually on March 31 and September 30 in each year, commencing on September 30, 2012, computed on the basis of a 365-day year. The first payment will represent accrued interest for the period from February 22, 2012 up to, but excluding, September 30, 2012.

Unless an Event of Default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay all or any portion of the Interest Obligation on an Interest Payment Date by delivering sufficient Common Shares to the Debenture Trustee for sale, to satisfy the Interest Obligation, or portion thereof, as applicable, on the Interest Payment Date, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares. See "Debentures — Interest Payment Election" below.

Principal on the Debentures is payable in lawful money of Canada or, at the Company's option and subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, by delivery of Common Shares to satisfy, in whole or in part, the Company's obligation to repay principal under the Debentures, as further described under "Debentures – Payment upon Redemption or Maturity" and "Debentures – Redemption and Purchase".

The Debentures are the Company's direct obligations and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to the Senior Indebtedness, as described under "Debentures – Subordination". The Indenture does not restrict the Company or its Subsidiaries from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its assets to secure any indebtedness.

Conversion Privilege

Each Debenture is convertible at the option of the holder thereof into fully paid and non-assessable Common Shares at any time prior to 5:00 p.m. (Calgary time) on the earliest of: (i) the Business Day immediately preceding the Maturity Date; and (ii) the last Business Day immediately preceding the Redemption Date, in each case, at the Conversion Price, representing a conversion rate of approximately 66.2252 Common Shares per Cdn$1,000 principal amount of Debentures, subject to adjustment in accordance with the Indenture. Interest will be paid on conversion from the last Interest Payment Date up to, but not including, the Conversion Date.

Holders converting their Debentures will become holders of record of Common Shares on the date of conversion provided that, if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person entitled to receive Common Shares shall become the holder of record of such Common Shares as at the date on which such register is next reopened. Notwithstanding the foregoing, no Debentures may be converted on an Interest Payment Date or during the five business days preceding an Interest Payment Date in each year as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture provides for the adjustment of the Conversion Price in certain events. In the event of certain transactions involving the Company, the Indenture provides for adjustments to the Conversion Price and provides that the Company is required to give notice to the holders of Debentures at least 30 days prior to the effective date of such transaction stating the consideration into which the Debentures will be convertible after the effective date of such transaction.

No fractional Common Shares will be issued upon conversion of the Debentures; in lieu thereof, the Company will satisfy such fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares.

Redemption and Purchase

The Debentures may not be redeemed by the Company before March 31, 2015 (except in certain limited circumstances following a Change of Control). See "Debentures – Repurchase upon a Change of Control" below. On or after March 31, 2015 and prior the Maturity Date, the Debentures may be redeemed by the Company in whole or in part from time to time at the Company's option on not more than 60 days' and not less than 30 days' prior written notice at a redemption price equal to the principal amount plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, provided that the Current Market Price of the Common Shares on the date on which notice of redemption is given is not less than 125% of the Conversion Price.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to regulatory approvals.

The Company has the right to purchase Debentures for cancellation in the market, by tender or by private contract, at any time, subject to regulatory requirements.

Payment upon Redemption or Maturity

On any Redemption Date or on the Maturity Date, as applicable, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. On any Redemption Date or on the Maturity Date, as applicable, the Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice and subject to any required regulatory approvals, provided that no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured, and any accrued and unpaid interest thereon, by issuing and delivering Common Shares to the holders of the Debentures. Payment for such Debentures subject to the election would be satisfied by delivering that number of Common Shares obtained by dividing the principal amount of the Debentures subject to the election which are to be redeemed or have matured, and any accrued and unpaid interest thereon, by 95% of the Current Market Price of the Common Shares on the Redemption Date or Maturity Date, as applicable. In the event a holder of Debentures exercises its conversion rights following delivery of a notice of redemption by the Company, such holder shall be entitled to receive the applicable number of Common Shares to be received on conversion on the Business Day immediately preceding the Redemption Date.

Rank

The Debentures are direct, unsecured obligations of the Company and are fully subordinated to all Senior Indebtedness, as more particularly described below under "Subordination". The Debentures rank pari passu with one another and rank pari passu with all other existing and future unsecured subordinated indebtedness of the Company to the extent subordinated on the same terms. The Indenture does not restrict the ability of the Company or its subsidiaries from incurring additional indebtedness, including Senior Indebtedness, or from mortgaging, pledging or charging their respective properties to secure any indebtedness or liabilities, including Senior Indebtedness.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures is subordinated and postponed, and subject in right of payment in the circumstances more particularly as set forth in the Indenture, to the full and final payment of all Senior Indebtedness of the Company. "Senior Indebtedness" of the Company is defined in the Indenture and includes all obligations, liabilities and indebtedness of the Company and its Subsidiaries which would, in accordance with International Financial Reporting Standards, be classified upon a consolidated balance sheet of the Company as liabilities of the Company or its Subsidiaries and, whether or not so classified, shall include certain items as described in the Indenture. "Senior Indebtedness" shall not include any indebtedness that would otherwise be Senior Indebtedness if it is expressly stated to be subordinate to or rank pari passu with the Debentures.

The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture also provides that the Company will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures: (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures; or (b) at any time when a default or an event of default has occurred under the Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other conditions precedent) the holder thereof to demand payment or accelerate the maturity thereof, unless the Senior Indebtedness has been repaid in full.

Repurchase upon a Change of Control

Within 30 days following the occurrence of a Change of Control, the Company will be required to make a cash offer to purchase all of the Debentures (the "Debenture Offer") at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (the "Offer Price"). A Change of Control will be deemed to occur upon: (i) an acquisition by a person or group of persons acting jointly or in concert (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids ("MI 62-104") and in Ontario, the Securities Act (Ontario) and Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids) of ownership of, or voting control or direction over, more than 50% of the issued and outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the Company's consolidated assets, excluding a sale, merger, reorganization or similar transaction if the previous holders of the Common Shares immediately prior to such transaction hold at least 50% of the voting control or direction in such merged, reorganized, arranged, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity which has acquired such assets) (each a "Change of Control").

If Debentures representing 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control are tendered for purchase following a Change of Control (other than Debentures held at such date by or on behalf of the Company, associates or affiliates of the Company or any one acting jointly or in concert with the Company), the Company has the right to redeem all remaining Debentures in cash on the purchase date at the Offer Price.

Cash Change of Control

In addition to the requirement for the Company to make a Debenture Offer in the event of a Change of Control, if a Change of Control occurs on or before the Maturity Date in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash (other than cash payments for fractional Common Shares and cash payments made in respect of dissenters' appraisal rights); (ii) equity securities (including trust units, limited partnership units or other participating securities of a trust, limited partnership or similar entity) that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange, then subject to regulatory approvals, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Debenture Offer is delivered, holders of Debentures will be entitled to convert their Debentures, subject to certain limitations, and receive, subject to and upon completion of the Change of Control, in addition to the number of Common Shares they would otherwise be entitled to receive as set out under "Debentures – Conversion Privilege" above, an additional number of Common Shares per Cdn$1,000 principal amount of Debentures as set out in the Indenture (in each case, a "Make-Whole Premium"), subject to regulatory approvals.

The number of additional Common Shares per Cdn$1,000 principal amount of Debentures constituting the relevant Make-Whole Premium is determined by reference to the table contained in the Indenture and is based on the date on which the Change of Control becomes effective (the "Effective Date") and the Offer Price paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive (or are entitled and able in all circumstances to receive), only cash in the transaction, the Offer Price will be the cash amount paid per Common Share. Otherwise, the Offer Price will be equal to the Current Market Price of the Common Shares on the day immediately preceding the Effective Date of such transaction.

Interest Payment Election

Unless an Event of Default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay all or any portion of the Interest Obligation on an Interest Payment Date by delivering sufficient Common Shares to the Debenture Trustee for sale, to satisfy the Interest Obligation, or portion thereof, as applicable, on the Interest Payment Date, in which event holders of the Debentures will be entitled to receive a cash payment equal to the Interest Obligation or portion thereof, as applicable, from the proceeds of the sale of such Common Shares.

Modification

The rights of the holders of Debentures may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which make binding on all holders of outstanding Debentures, resolutions passed at meetings of the holders of outstanding Debentures by votes cast thereat by holders of not less than 662/3% of the principal amount of the then-outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 662/3% of the principal amount of the then-outstanding Debentures. Under the Indenture, certain amendments of a technical nature or which are not prejudicial to the rights of the holders of the Debentures may be made to the Indenture without the consent of the holders of the Debentures.

Events of Default

The Indenture provides that an Event of Default in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and continuing: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any (whether by payment in cash or delivery of Common Shares), on the Debentures when due, whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise; (iii) default in the delivery, when due, of any Common Shares or other consideration, including any Make-Whole Premium, payable upon conversion with respect to the Debentures, which default continues for 15 days; (iv) default in the observance or performance of any covenant or condition of the Indenture and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Debenture Trustee or from holders of not less than 25% of the aggregate principal amount of the Debentures specifying such default and requiring the Company to rectify or obtain a waiver for same; (v) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws; and (vi) if an event of default occurs or exists under any agreement evidencing indebtedness for borrowed money (other than non-recourse debt) of the Company or any Subsidiary and as a result of such event of default (a) indebtedness for borrowed money thereunder in excess of Cdn$20,000,000 (or the equivalent amount in any other currency) has become due and payable before the date it would otherwise have been due and payable, and (b) the holders of such indebtedness are entitled to commence, and have commenced, the enforcement of security they hold for such indebtedness (if any) or the exercise of any other creditors' remedies to collect such indebtedness.

If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and will, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Governing Laws

The Indenture and the Debentures are governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

MARKET FOR SECURITIES

TransGlobe's Common Shares are listed and posted for trading on the TSX and the NASDAQ under the trading symbols "TGL" and "TGA" respectively. The Debentures are listed and posted for trading on the TSX under the trading symbol "TGL.DB".

Common Shares

The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the Common Shares on the TSX for the indicated periods:

(Canadian dollars, except volumes)	Price Range
	High	Low
	($/share)	($/share)	Volume
2011
February	15.88	12.20	10,576,785
March	14.95	12.53	5,519,066
April	15.19	12.95	4,851,804
May	15.14	11.94	3,331,146
June	15.15	10.03	3,907,944
July	12.50	10.20	4,383,527
August	10.33	7.60	5,766,151
September	10.29	8.32	4,505,871
October	10.85	7.50	7,987,346
November	10.50	7.60	9,444,634
December	8.67	7.04	5,478,234

2012
January	10.04	8.20	6,233,592
February	10.64	9.76	3,615,541
March (1 to 13)	12.15	10.90	4,046,559

The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the Common Shares on the NASDAQ for the indicated periods:

(U.S. dollars, except volumes)	Price Range
	High	Low
	($/share)	($/share)	Volume
2011
February	15.94	12.13	11,670,977
March	15.42	12.65	7,219,506
April	15.82	13.37	3,613,747
May	15.62	12.30	4,077,517
June	15.55	10.17	3,761,586
July	13.00	10.65	2,492,591
August	11.18	7.70	3,674,794
September	10.50	7.95	2,875,453
October	10.93	7.06	2,376,298
November	10.37	7.31	3,019,928
December	8.53	6.75	2,430,016

(U.S. dollars, except volumes)	Price Range
	High	Low
	($/share)	($/share)	Volume

2012
January	9.97	8.10	2,369,129
February	10.66	9.70	1,622,523
March (1 to 13)	12.18	10.83	1,395,500

Debentures

The Debentures were listed on the TSX on February 22, 2012. For the period from February 22, 2012 to March 13, 2012, the high and low closing prices and the total trading volume on the TSX for the indicated period were Cdn$108.00, Cdn$101.72 and 21,225,000 respectively.

PRIOR SALES

During the year ended December 31, 2011, the Company granted an aggregate of 1,134,200 stock options to acquire an aggregate of 1,134,200 Common Shares with a weighted average exercise price of Cdn$12.65.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As at the date hereof, none of the Company's securities are subject to escrow or subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

The name and place of residence of each director and officer, the offices held by each in the Company, the principal occupation of each director and officer, the period served as director or officer and the number of securities of the Company owned by such individuals as at March 14, 2012 is as follows:

		Year Became
Name and Place of		Director or	Principal Occupation and Positions
Residence	Position Held	Officer	for the Past Five Years

Robert A. Halpin(3)(4) Alberta, Canada	Chairman of the Board and Director	1997	Retired Petroleum Engineer, formerly Vice President, International Exploration of Petro-Canada with 50 years' experience in the petroleum industry.

Ross G. Clarkson Alberta, Canada	President, Chief Executive Officer and Director	1995	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience as a senior geological advisor.

Lloyd W. Herrick Alberta, Canada	Vice-President, Chief Operating Officer and Director	1999	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development.

Erwin L. Noyes(2)(3) British Columbia, Canada	Director	1995	Retired since July 31, 2000; formerly Vice-President, International Operations of the Company and has over 40 years' experience in the oil and gas industry.

Geoffrey C. Chase(1)(4) Alberta, Canada	Director	2000	Retired Senior Vice-President, Business Development with Ranger Oil Limited, with over 35 years' experience in the oil and gas industry.

Fred J. Dyment(1)(2) Alberta, Canada	Director	2004	Chartered accountant with over 30 years' experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx
Petroleum Company (2000 – 2001). Prior thereto Controller, Vice-
President, Finance and President and Chief Executive Officer of Ranger
			Oil Limited from 1978 – 2000.

Year Became
Name and Place of		Director or	Principal Occupation and Positions
Residence	Position Held	Officer	for the Past Five Years

Gary S. Guidry(2)(4) Alberta, Canada	Director	2009	Petroleum engineer with over 30 years' experience in the oil and gas industry. President and CEO of Griffiths Energy International Inc
Previously President and CEO of Orion Oil and Gas Corp Prior
thereto CEO of Tanganyika Oil Company Ltd; Prior thereto President and CEO of Calpine Natural Gas Trust, Senior Vice President and
subsequently President of Alberta Energy Company International, and
President and General Manager of Canadian Occidental Petroleum's
(now Nexen Inc.) Nigerian operations.

Robert G. Jennings (1)(3) Alberta, Canada	Director	2011	Retired as CEO of Jennings Capital Inc. in 2011. Prior thereto Vice
President, Corporate Finance for Alberta with McLeod Young Weir, the
Carson Jennings & Associates, Senior Vice President and Director of
Corporate and Government Finance for Western Canada with Midland
Walwyn Capital Inc.

David C. Ferguson Alberta, Canada	Vice-President, Finance, Chief Financial Officer and Secretary	2001	Chartered accountant with over 30 years' experience in the oil and gas industry. Previously Chief Financial Officer with Northstar Drilling
Systems Inc. and Chief Financial Officer and a director of Myriad
Energy Corporation.

Albert E. Gress Alberta, Canada	Vice President, Business Development	2011	Certified Public Accountant with over 15 years’ experience in the international petroleum industry. Prior to joining TransGlobe as
Country Manager of Egypt in 2007, led operations in Egypt for Madrid-
based CEPSA and for Devon Energy and worked as a business
development advisor for CEPSA in Madrid.

Notes:

(1)	Member of the Company's Audit Committee.
(2)	Member of the Company's Compensation Committee.
(3)	Member of the Company's Governance and Nominating Committee.
(4)	Member of the Company's Reserves Committee.

As at March 14, 2012, the directors and officers of TransGlobe, as a group, beneficially owned or controlled or directed, directly or indirectly, 3,543,555 Common Shares or approximately 5% of the issued and outstanding Common Shares.

Cease-Trade Orders

No current director or executive officer of the Company has, within the last ten years prior to the date of this Annual Information Form, been a director, chief executive officer or chief financial officer of any issuer (including the Company) that:

(a)

while the person was acting in the capacity as director, chief executive officer or chief financial officer, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days; or

(b)

was subject to an order that resulted, after the director, executive officer ceased to be a director, chief executive officer or chief financial officer of an issuer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the issuer.

Bankruptcies

No current director or executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last ten years prior to the date of this document, been a director or executive officer of any company (including the Company) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement for compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, no current director or executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last ten years prior to the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or securityholder.

Penalties or Sanctions

No current director or officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and officers of the Company may, from time to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA, which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA. See "Risk Factors".

INTEREST OF EXPERTS

Names of Experts

Other than as described below, there is no person or corporation who is named as having prepared or certified a statement, report or valuation described and included in the filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to the Company's most recently completed financial year whose profession or business gives authority to the statement, report or valuation made by the person, or Company, other than DeGolyer, the Company's independent engineering evaluator, and Deloitte & Touche LLP, the Company's independent auditor.

Interests of Experts

There were no registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of its associates or affiliates: (i) held by DeGolyer or by the "designated professionals" (as defined in Form 51-102F2 to NI 51-102) of DeGolyer, when DeGolyer prepared the report, valuation, statement or opinion referred to herein as having been prepared by DeGolyer; (ii) received by DeGolyer or by the "designated professionals" of DeGolyer, after the time specified above; or (iii) to be received by DeGolyer or by the "designated professionals" of DeGolyer; except in each case for the ownership of Common Shares, which in respect of DeGolyer and DeGolyer's "designated professionals", as a group, has at all relevant times represented less than one percent of the outstanding Common Shares. In addition, DeGolyer, and no director, officer or employee of DeGolyer, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Deloitte & Touche LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of its respective properties are subject, nor are there any such proceedings known to be contemplated. In addition, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the 2011 financial year, no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and no settlement agreements entered into by the Company with a court relating to securities legislation or with a securities regulatory authority during the 2011 financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, there were no material interests, direct or indirect, of any directors or executive officers of the Company, any shareholder who beneficially owns more than 10% of the outstanding Common Shares or who exercises control or direction over more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares and the transfer agent and registrar and the Debenture Trustee of the Debentures.

MATERIAL CONTRACTS

Other than discussed herein, there are no material contracts, other than the contracts entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect other than: (i) the Indenture, which is filed on SEDAR at www.sedar.com; and (ii) the credit agreement dated July 22, 2010 between a subsidiary of the Company and a syndicate of three financial institutions in respect of a $100.0 million borrowing base credit facilities. The credit facilities bear interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% dependent on the utilizations outstanding, and are secured by a pledge over certain bank accounts of certain of the Company's subsidiaries, a pledge over the shares of certain of the Company's subsidiaries, a fixed and floating charge over certain assets of the Company and parent and subsidiary corporate guarantees. A copy of the Company's credit agreement is filed on SEDAR at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The audit committee of the Company (the "Audit Committee") is currently comprised of Messrs. Fred Dyment (Chair), Geoffrey Chase and Robert Jennings. The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Financially
Name and Place of Residence	Independent	Literate	Relevant Education and Experience

Fred J. Dyment Alberta, Canada	Yes	Yes	Mr. Dyment received a Chartered Accountant designation
from the Province of Ontario in 1972 and is a member of
the Alberta Institute of Chartered Accountants. He has
over 30 years of executive financial management
experience at several mid-size public corporations, many
of which had international operations, where he served as
President, CEO, CFO and director. Currently, Mr.
Dyment is a member of the Board of Directors of several
other public companies.

Financially
Name and Place of Residence	Independent	Literate	Relevant Education and Experience

Geoffrey C. Chase Alberta, Canada	Yes	Yes	Mr. Chase received a B.Sc. in Applied Science from
Queen's University, Ontario and is a P.Eng. in the
Province of Alberta. He has over 35 years of international
executive management experience with a major and with
a mid-size public petroleum corporation. His activities
have involved various aspects of financial planning,
budgeting and operations.

Robert G. Jennings Alberta, Canada	Yes	Yes	Mr. Jennings received a Certified Financial Analyst
designation from the University of Virginia in 1974 and
maintains the designation with the Chartered Financial
Analyst Institute. He has over 40 years investment
banking and executive management experience in both the
national and international marketplace. Currently Mr.
Jennings is on the board of another publicly traded
company.

As at December 31, 2011, the members of our Audit Committee were Fred J. Dyment, Geoffrey C. Chase, Robert G. Halpin and Gary S. Guidry. On March 6, 2012 all board committees were reviewed and re-organized and effective that date, Mr. Halpin and Mr. Guidry stepped down from the Audit Committee.

Pre-Approval of Policies and Procedures

All non-audit services with our auditor, Deloitte & Touche LLP, require pre-approval by the Audit Committee.

Audit Committee Charter

The full text of the Company's audit committee charter is included in Schedule "C" to this Annual Information Form.

Principal Accountant Fees and Services

The aggregate fees for professional services billed to TransGlobe by Deloitte & Touche LLP during the fiscal years ended December 31, 2011 and December 31, 2010 were as follows (all fees are in Canadian dollars):

		Fiscal Year Ended		Fiscal Year Ended
		December 31, 2011		December 31, 2010
Audit Fees		$447,743		$416,766
Audit Related Fees		$123,731		$132,590
Tax Fees		$4,770		$16,402
All Other Fees	$	NIL	$	NIL
TOTAL		$576,244		$565,758

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees
Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements, as well as for the review of the Company's interim quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees
Audit related fees were for professional services rendered by Deloitte & Touche LLP for assurance and related services that are reasonably related to the audit of the Company’s annual financial statements (not included in audit fees).

During the fiscal years ended December 31, 2011 and 2010, Audit Related Fees also included fees for professional services rendered by Deloitte & Touche LLP in connection with the review of the Company’s International Financial Reporting Standards ("IFRS") accounting policies and the opening January 1, 2010 consolidated balance sheet prepared under IFRS.

Tax Fees
Tax fees were for tax compliance, including the review of tax returns, tax advice and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees
During the fiscal years ended December 31, 2011 and 2010, no other fees were incurred other than those described above.

RISK FACTORS

The Company is engaged in the exploration, development, production and acquisition of crude oil and natural gas. These activities involve a number of risks and uncertainties inherent in the industry, some of which are summarized below. If any of the risks described below materializes, the Company's business, financial condition, operating results or prospects could be materially and adversely affected. The following are material risks identified by the Company; however, risks that are at this time unknown to management of the Company or that the Company currently deems immaterial may develop and may have a material adverse effect upon its business, financial condition, operating results and prospects.

Risks relating to the Company's business

The Company is exposed to third-party credit risk

The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its crude oil production and other parties, including the governments of Egypt and Yemen. Significant changes in the crude oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company's ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the government of Egypt. While the government of Egypt has in the past made regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. There can be no assurance that future payments will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operations and its ability to conduct its ongoing capital expenditure program.

The sale of the Company's crude oil production depends in part on gathering, transportation and processing facilities. Any limitation in the availability of, or the Company's access to, those facilities would interfere with its ability to market the crude oil that the Company produces and could adversely impact the Company's drilling program, cash flows and results of operations.

The Company delivers crude oil through gathering, processing and pipeline systems that the Company does not own. The amount of crude oil that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering, processing and pipeline systems. The lack of availability of capacity in any of the gathering, processing and pipeline systems, and in particular the processing facilities, could result in the Company's inability to realize the full economic potential of its production or in a reduction of the price offered for its production. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm the Company's business and, in turn, its financial condition, results of operations and cash flows.

Doing business in Egypt and Yemen subjects the Company to significant political risks that may adversely affect its operations

Beyond the risks inherent in the petroleum industry, the Company is subject to additional political risks resulting from doing business in Egypt and Yemen. In recent months, there has been significant civil unrest and widespread protests and demonstrations throughout the Middle East, including in Egypt and Yemen.

In mid-February 2011, after widespread protests, demonstrations and civil unrest, Hosni Mubarak was forced to resign as the President of Egypt on February 11, 2011. He relinquished the administration of power first to his Vice President and then to a transitional government led by the Egyptian military’s Supreme Council of the Armed Forces (the "SCAF"), which then appointed a civilian prime minister and cabinet to run the Egyptian government. A public referendum in Egypt produced a temporary constitutional framework that empowers the SCAF to govern Egypt in the interim, with the goal of transferring power to a civilian government and drafting a new constitution in 2012. In November 2011, widespread protests and demonstrations aimed at the Egyptian military reignited civil unrest. In December 2011 and January 2012, parliamentary elections resulted in 498 members being elected to the People's Assembly.. A presidential election is scheduled for May 23 and 24, 2012 (with a run-off on June 16 and 17, 2012, if necessary).

In Yemen, civil unrest led to the resignation of that country's President, Ali Abdullah Saleh, in late-November 2011. On February 21, 2012, presidential elections were held electing then Vice President Abd Rabboh Mansour Hadi the President of Yemen who is tasked with securing political stability in Yemen, including implementing a power-sharing deal with political opponents of the Saleh regime under an agreement negotiated to remove Mr. Saleh after 33 years in power. There is no guarantee that the new leadership in Egypt and Yemen will be able to secure political stability in their respective countries.

The new governments in Egypt and Yemen could adopt new policies that might result in substantially hostile attitudes towards foreign investments such as the Company's. In an extreme case, these new governments could result in forced renegotiation of the Company's existing contracts, termination of contract rights and expropriation of its assets or resource nationalization. Loss of property (damage to, or destruction of, the Company's wells, production facilities or other operating assets) and/or interruption of its business plans (including lack of availability of drilling rigs, oilfield equipment or services if third party providers decide to exit the region or inability of the Company's service equipment providers to deliver necessary items for the Company to continue operations) as a direct or indirect result of political protests, demonstrations or civil unrest in Egypt or Yemen could have a material adverse impact on the Company's results of operations and financial condition. In addition, the Company cannot provide assurance that future political developments in Egypt or Yemen, including changes in government, changes in laws or regulations, export restrictions or further civil unrest or other disturbances, would not have an adverse impact on ongoing operations, the Company's ability to comply with its current contractual obligations, or on the terms or enforceability of its production sharing and concession agreements or other contracts with governmental entities.

The Company operates only in Egypt and Yemen

The Company's business focuses on the petroleum industry in a limited number of properties, namely in Egypt and Yemen. Larger companies have the ability to manage their risk by diversification. However, the Company lacks diversification, in terms of both the nature and geographic scope of its business. As a result, factors affecting the industry or the regions in which it operates will likely impact the Company more acutely than if the Company's business was more diversified.

Unless the Company replaces its crude oil reserves, its reserves and production will decline, which would adversely affect the Company's cash flow and results of operations.

Unless the Company conducts successful development and exploration activities or acquire properties containing proved reserves, its proved reserves will decline as those reserves are produced. Producing crude oil reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The Company's future crude oil reserves and production, and therefore its cash flow and results of operations, are highly dependent on the Company's success in efficiently developing and exploiting its current reserves and economically finding or acquiring additional recoverable reserves. The Company may not be able to develop, exploit, find or acquire sufficient additional reserves to replace its current and future production.

The governments of Egypt and Yemen may not honour their agreements with the Company

There can be no assurance that the agreements entered into with the governments of Egypt and Yemen and others are enforceable or binding in accordance with the Company’s understanding of their terms or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may void the agreements, laws and regulations that the Company is relying on.

The Company's exploration and development programs may not be successful

The Company's participation in Blocks 32, 72, 75 and S-1 in Yemen, as well as the Nuqra Block 1, East Ghazalat, West Gharib and West Bakr production sharing contracts in Egypt represent major undertakings. The exploration programs in Yemen and Egypt are high-risk ventures with uncertain prospects for ongoing success. Existing and new wells that the Company drill may not be productive, or the Company may not recover all or any portion of its investment in such wells. No known technologies allow the Company to know conclusively prior to drilling a well that crude oil is present or may be produced economically. Drilling often involves unprofitable results, not only from dry holes but also from wells that are productive but do not produce sufficient net reserves to return a profit at then realized prices after deducting drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Furthermore, the Company's drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:

  unexpected drilling conditions;
  pressure or lost circulation in formations;
  equipment failure or accidents;
  fracture stimulation accidents or failures;
  adverse weather conditions;
  compliance with environmental and other governmental or contractual requirements; and
  increases in the cost of, or shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.

The Company's financing arrangements could negatively impact its business

The Company currently has a $100 million credit facility. Currently, $60 million is drawn on this credit facility which is syndicated with three financial institutions. A redetermination of the borrowing base of the credit facility is made on a semi-annual basis at which time the lenders determine the level of the facility that they are willing to extend to the Company based on the Company’s proved and probable reserves, oil prices, applicable discount rate and other factors. In the event that the facility’s borrowing base is reduced below the amount drawn, the difference will be repayable at that date. A reduction in the borrowing base could affect the Company's ability to fund ongoing operations.

The Company is required to comply with covenants under the credit facility. In the event that the Company does not comply with covenants under the credit facility, the Company's access to capital could be restricted or repayment could be required.

The Company's ability to obtain cash from its foreign subsidiaries may be restricted

The Company currently conducts all of its operations through its foreign subsidiaries and foreign branches. Therefore, to the extent of these holdings, the Company will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of its subsidiaries to make payments to the Company may be constrained by among other things: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which it operates; the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated; and contractual restrictions with third parties.

The Company may be unable to obtain necessary future financing

As a result of global economic volatility, the Company, along with all other oil and gas entities, may have restricted access to capital and increased borrowing costs. The lending capacity of all financial institutions has diminished and risk premiums have increased independent of the Company's business and asset base. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company's ability to do so is dependent on, among other factors, the overall state of capital markets, the Company’s credit rating, interest rates, tax burden due to new tax laws and investor appetite for investments in the energy industry and the Company's securities in particular.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

If cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to development or maintenance of its existing properties, it may be required to seek additional capital to maintain its capital expenditures at planned levels. In addition, the future development of the Company's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

Changes in governments or actions by governmental authorities could have an adverse impact on the Company's joint ventures, licenses or other legal arrangements

There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

The market price of the Common Shares and Debentures may be volatile

The market price of the Common Shares and Debentures (collectively, the "Listed Securities") may be volatile. The volatility may affect the ability of holders of Listed Securities to sell the Listed Securities at an advantageous price. Market price fluctuations in the Listed Securities may be due to the Company's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under "Forward-Looking Statements". In addition, the market price for securities in the stock markets can experience significant price and trading fluctuations. These fluctuations can result in volatility in the market prices of securities that is often unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Listed Securities.

The Company's foreign operations are subject to exchange controls

Exchange controls may prevent the Company from transferring funds abroad. For example, certain governments have imposed a number of monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. These central banks may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to make dividend payments to it and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's foreign subsidiaries.

The Company could experience periods of higher costs if commodity prices rise and these increases could reduce its profitability, cash flow and ability to complete development activities as planned

Historically, the Company's capital and operating costs have risen during periods of increasing commodity prices. These cost increases result from a variety of factors beyond the Company's control, such as: increases in the cost of electricity, steel and other raw materials that the Company and its vendors rely upon; increased demand for labour, services and materials as drilling activity increases; and increased taxes. Increased levels of drilling activity in the petroleum industry in recent periods has led to increased costs of certain drilling equipment, materials and supplies. Such costs may rise faster than increases in the Company's revenue, thereby negatively affecting its profitability, cash flow and ability to complete development activities as scheduled and on budget.

The Company is subject to, and could be adversely affected by, the risks normally incident to petroleum exploration and production operations, and the Company is not fully insured against all these risks

The Company's operations are subject to all the risks normally incident to the exploration for and production of petroleum including geological risks, operating risks, political risks, development risks, marketing risks and logistical risks of operating in Egypt and Yemen. The risks normally incident to the operation and development of petroleum properties and the drilling of wells include encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. The Company is also subject to risks associated with deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities, extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of its production and many other aspects of the petroleum business. The Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have a material adverse effect upon its financial condition.

The marketability and price of oil may be affected by numerous factors beyond the Company's control

The marketability and price of crude oil which may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. Historically, crude oil prices have been volatile, and the Company expects this price volatility to continue in the future. Crude oil prices may fluctuate widely in response to relatively minor changes in the supply of and demand for crude oil, market uncertainty and a variety of additional factors that are beyond the Company's control, such as:

  the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company;
  the level of consumer demand for oil and natural gas;
  the domestic and foreign supply of oil and natural gas;
  commodity processing, gathering and transportation availability, and the availability of refining capacity;
  the price and level of imports of foreign oil and natural gas;
  the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
  domestic and foreign governmental regulations and taxation;
  the price and availability of alternative fuel sources;
  weather conditions, accidents;

  political conditions or hostilities in oil and natural gas producing regions, including the Middle East, Africa and South America;
  technological advances affecting energy consumption and energy supply;
  the availability of pipeline capacities and infrastructure;
  the availability of crude oil transportation and refining capacity;
  variations between product prices at sales points and applicable index prices; and
  worldwide economic conditions.

The Company makes price assumptions that are used for planning purposes, and a significant portion of its cash outlays, including rent, salaries and non-cancellable capital commitments, are largely fixed in nature. Accordingly, if oil or natural gas prices are below the expectations on which these commitments were based, the Company's financial results are likely to be adversely and disproportionately affected because these cash outlays are often fixed in the short term and cannot be quickly reduced to respond to unanticipated decreases in oil and natural gas prices.

Significant or extended price declines could also adversely affect the amount of crude oil that the Company can produce economically. A reduction in production could result in a shortfall in expected cash flows and require the Company to reduce capital spending or borrow funds to cover any such shortfall. This could raise delays or part payment in some of the Company's projects and limit its access to sources of capital. Significant or extended price declines could also result in a reduction in the carrying value of goodwill. Any of these factors could negatively affect the Company's ability to replace production and its future growth rate.

The Company has entered into derivative contracts to hedge price risk associated with a portion of its crude oil production. Because the Company's derivative contracts do not apply to all of its crude oil production, they provide only partial price protection against declines in crude oil prices.

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; and the competitiveness of alternative energy sources or product substitutes. The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions. In addition, there is no assurance that further commercial quantities of crude oil will be discovered by the Company.

In addition to political risks, the Company is subject to other risks inherent to doing business exclusively in foreign jurisdictions

All of the Company's current production is located in Egypt and Yemen. As such, and in addition to the specific political risks mentioned above, the Company is subject to political, economic, and other uncertainties, including, but not limited to, expropriation of property without fair compensation, changes in energy policies or the personnel administering them, a change in oil or natural gas pricing policy, the actions of national labour unions, nationalization, currency fluctuations and devaluations, renegotiation or nullification of existing concessions and contracts, exchange controls and royalty and tax increases and retroactive tax claims, investment restrictions, import and export regulations and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss due to civil strife, acts of war, terrorist activities and insurrections, economic sanctions, the imposition of specific drilling obligations and the development and abandonment of fields.

The Company's operations may also be adversely affected by laws and policies of Canada, Egypt and Yemen affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company's operations in Egypt and Yemen, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company's exploration, development and production activities in Egypt and Yemen could be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company.

If the Company's operations are disrupted and/or the economic integrity of its projects are threatened for unexpected reasons, its business may be harmed. These unexpected events may be due technical difficulties, operational difficulties which impact the production, transport or sale of the Company's products, security risks related to terrorist activities and insurrections, difficult geographic and weather conditions, unforeseen business reasons or otherwise. Prolonged problems may threaten the commercial viability of its operations.

The Company's commodity price risk management and trading activities may prevent it from benefiting fully from price increases and may expose the Company to further risks.

To the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

  the Company's production falls short of the hedged volumes;
  there is a widening of price-basis differentials between delivery points for the Company's production and the delivery point assumed in the hedge arrangement;
  the counterparties to the Company's hedging or other price risk management contracts fail to perform under those arrangements; or
  a sudden unexpected event materially impacts oil and natural gas prices.

The Company's licences may expire and are subject to minimum work commitments

The properties in Egypt and Yemen in which the Company holds a participating interest, directly or indirectly, are held by production sharing concessions and agreements that impose minimum work and expenditure obligations within specified time frames. The failure to meet such minimum work and expenditure obligations within the specified time frames may result in the termination of such production sharing concessions and agreements. There can be no assurance that the minimum work and expenditure obligations will be met by the Company and its participating interest partners. The termination of such production sharing concessions and agreements may have a material adverse effect on the Company's business, financial conditions, results of operations and production.

Local oil and gas industry conditions and not as developed as the North American industry

The oil and gas industry in Egypt and Yemen is not as efficient or developed as the oil and gas industry in North America. As a result, the Company's exploration and development activities may take longer to complete and may be more expensive than similar operations in North America. The availability of technical expertise, specific equipment and supplies may be more limited than in North America. The Company expects that such factors will subject its operations to economic and operating risks that may not be experienced in North American operations

The Company operates in a highly competitive industry

The Company is subject to risks due to the relatively small size of the Company, its level of cash flow, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, crude oil, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment, production equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company, which can be particularly important in the areas in which it operates. Those companies may be able to pay more for productive crude oil properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or personnel resources permit. In addition, those companies may be able to offer better compensation packages to attract and retain qualified personnel than the Company is able to offer. The cost to attract and retain qualified personnel has increased over the past few years due to competition and may increase substantially in the future. The Company's ability to acquire additional prospects and to find and develop reserves in the future will depend on its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. There is also substantial competition for capital available for investment in the oil and natural gas industry. The Company may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital. The Company's failure to acquire properties, market its production and secure trained personnel and adequately compensate personnel could have a material adverse effect on the Company's production, revenues and results of operations.

The Company may be unable to meet all of its joint venture commitments and it does not control all of the properties in which it has an interest

The Company participates in Egypt and Yemen with industry partners with access to greater resources from which to meet their joint venture capital commitments. Should the Company be unable to meet its commitments, the joint venture partners may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in production from the joint venture lands. The Company is not a majority interest owner in and does not operate all of its properties and does not have sole control over the future course of development in those properties in which it holds less than 100% interest. For all the properties that are operated by others, the Company is dependent on their decision-making with respect to day-to-day operations over which the Company may have limited control. The success and timing of the drilling and development activities on properties operated by others depend upon a number of factors largely outside of the Company’s control, including the timing and amount of capital expenditures, prioritization of projects, the operator’s expertise and financial resources, the inclusion of other participants, the use of technology and the rate of production of reserves, if any. This limited ability to exercise influence over the operations of some of the Company's concessions may cause a material adverse effect on its results of operations and financial condition.

The Company is subject to significant governmental laws and regulations in each jurisdiction in which it operates and changes to such laws and regulations could negatively impact its results of operations and production

In the areas where the Company conducts activities, there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the development, production and sale of both oil and gas. Changes in these laws and regulations may result in forced divestitures of assets; restrictions on production, imports and exports; price controls; tax increases; royalty increases and retroactive tax claims; expropriation of property; and cancellation of contract rights. Both the likelihood of such occurrences and their overall effect upon the Company can vary greatly, are not predictable and may substantially increase or decrease the costs of conducting any exploration or development project. Compliance costs can be significant. Failure to comply with these laws may result in the suspension or termination of operations and subject the Company to liability and administrative, civil and criminal remedies.

The Company's business could be adversely affected by the loss of one or more key officers or employees

The Company is largely dependent upon the personal efforts and abilities of its key corporate officers and employees. Failure to retain or to attract and retain additional key officers and employees with necessary skills could have a materially adverse impact upon the Company's growth and profitability. The loss or unavailability to the Company of these individuals may have a material adverse effect upon the Company's business, especially in Egypt and Yemen.

You should not unduly rely on reserve information because reserve information represents estimates

The reserve and recovery information contained in this Annual Information Form are only estimates and the actual production and ultimate reserves from the Company's properties may be greater or less than the estimates prepared in the applicable reports. Such information has been prepared using certain commodity price assumptions. If lower prices for crude oil are realized by the Company and substituted for the price assumptions utilized in preparing the reserves data, the present value of estimated future net cash flows for the Company's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Estimates of economically recoverable oil and natural gas reserves and of future cash flows depend upon a number of variable factors and assumptions, including:

  historical production from the area compared with production from other producing areas;
  the assumed effects of regulations by governmental agencies;

  the quality, quantity and interpretation of available relevant data;
  assumptions concerning future commodity prices; and
  assumptions concerning future operating costs; severance, ad valorem and excise taxes; development costs; and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items, or other items not identified below, may differ materially from those assumed in estimating reserves:

  the quantities of oil and natural gas that are ultimately recovered;
  the production and operating costs incurred;
  the amount and timing of future development expenditures; and
  future commodity prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same data. The Company's actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.

The Company may be subject to a higher than expected past or future income tax liability in the event that it is subject to a successful reassessment by Canadian tax authorities

As the Company is engaged in the petroleum industry, its operations are subject to certain unique provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in its business which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. The Company has reviewed its historical income tax returns with respect to the characterization of the costs incurred in its business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. The Company has filed or will file all required income tax returns, but such returns are subject to reassessment. In the event of a successful reassessment of the Company it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

The Company may be adversely affected by foreign currency fluctuations

The Canadian to US dollar exchange rate has fluctuated over time. The Company's exposure to currency exchange rate risks is primarily limited to Canadian general and administrative expenses which are paid for in Canadian dollars. The Company prepares its financial statements in US dollars and, as a result, the Company’s statement of comprehensive income, statement of cash flows and statement of financial position are impacted by changes in exchange rates between Canadian and US dollars.

Conflicts of interest could adversely affect the Company's business

The directors of the Company may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Company. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Defects in title to the Company's properties could adversely affect the Company

There may be valid challenges to the title to the oil and natural gas producing properties the Company controls that, if successful, could impair its activities on them and result in a reduction of the revenue received by the Company. The title reviews that the Company commissions prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company.

The Company is subject to extensive environmental regulations and compliance with such regulations could be costly and negatively impact its business

National and local environmental laws and regulations in Egypt and Yemen affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and safety and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. While the Company maintains liability insurance, including insurance for certain environmental claims, the insurance is subject to coverage limits and certain of the Company's policies exclude coverage for damages resulting from environmental contamination. The Company cannot assure you that insurance will continue to be available to it on commercially reasonable terms, that the possible types of liabilities that may be incurred by the Company will be covered by its insurance, or that the dollar amount of such liabilities will not exceed the Company's policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by the Company or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Company. Moreover, the Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Company for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

Failure to comply with those laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of site clean up and site restoration, costs and liens, and in some cases, issuance of orders or injunctions limiting or requiring discontinuance of certain operations.

Natural disasters or other disruptions common in the Company's industry may adversely affect it

The Company is subject to operating hazards normally associated with the exploration and production of crude oil, including blowouts, explosions, oil spills, pollution, earthquakes, labour disruptions and fires. The occurrence of any such operating hazards could result in substantial losses to the Company due to injury or loss of life and damage to or destruction of crude oil wells, formations, production facilities or other properties.

The Company may issue additional securities

TransGlobe may make future acquisitions or enter into financing or other transactions involving the issuance of securities of TransGlobe which may be dilutive.

The Company may fail to realize the anticipated benefits of acquisitions and dispositions

The Company considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Company's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non core assets may be periodically disposed of, so that the Company can focus its efforts and resources more efficiently. Depending on the state of the market for such non core assets, certain non core assets of the Company, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Company.

The Company's insurance may not be sufficient to cover the full extent of liabilities

The Company's involvement in the exploration for and development of oil and natural gas properties may result in the Company becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although the Company maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

You may be unable to bring actions or enforce judgments against the Company or any of its officers and directors in Canada or to serve process on any of them in countries other than Canada, including the United States

The Company is incorporated under the laws of the Province of Alberta, Canada, and all of the Company's directors and all of its officers are residents of Canada. Consequently, it may be difficult for U.S. investors, and other investors from outside of Canada, to effect service of process upon the Company or upon those directors or officers, or to realize judgments of non-Canadian courts, including judgments of U.S. courts predicated upon civil liabilities under applicable U.S. laws. Furthermore, it may be difficult for U.S. and other non-Canadian investors to enforce judgments of U.S. and other non-Canadian courts based on civil liability provisions of the U.S. federal or other non-Canadian securities laws in a Canadian court against the Company or any of the Company's executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Risks relating to the Debentures

The Debentures are subordinate to Senior Indebtedness of the Company

The Debentures are subordinate to Senior Indebtedness of the Company. The Debentures are also effectively subordinate to claims of creditors of the Company's Subsidiaries, except to the extent that the Company is a creditor of such Subsidiaries ranking at least pari passu with such creditors. In the event of the Company's insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, its assets would be made available to satisfy the obligations of the creditors of such Senior Indebtedness before being available to pay the Company's obligations to the holders of the Debentures. Accordingly, all or a substantial portion of the Company's assets could be unavailable to satisfy the claims of the holders of the Debentures.

The Company's ability to meet its debt-service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt-service obligations, working capital and future capital-expenditure requirements. In addition, the Company's ability to borrow funds in the future and to make payments on outstanding debt will depend on the satisfaction of covenants in then existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company's consolidated indebtedness could result in a default, which, if not cured or waived, could result in the acceleration of the relevant indebtedness. If such indebtedness were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs.

The Company may not be able be able to pay the principal amount of the Debentures in cash

The Company may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice and subject to any required regulatory approvals, unless an Event of Default has occurred and is continuing, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured, and any accrued and unpaid interest thereon, by issuing and delivering Common Shares to the holders of the Debentures. There is no guarantee that the Company will be able to repay the outstanding principal amount in cash upon maturity of the Debentures.

Prevailing Yields on Similar Debentures may affect the market value of the Debentures

Prevailing yields on similar Debentures will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar Debentures rise, and will increase as prevailing yields for similar Debentures decline.

The Company may not be able to purchase for cash all outstanding Debentures upon the occurrence of a Change of Control

The Company is required to offer to purchase for cash all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Description of Capital Structure - Debentures – Repurchase Upon a Change of Control". In addition, the Company's ability to purchase the Debentures in such an event may be limited by law, by the Indenture, by the terms of other present or future agreements relating to indebtedness, and agreements that the Company may enter into in the future which may replace, supplement or amend the Company's future debt. The Company's future credit agreements or other agreements may contain provisions that could prohibit the purchase of the Debentures by the Company. The Company's failure to purchase the Debentures would constitute an Event of Default under the Indenture, which might constitute a default under the terms of the Company's other indebtedness at that time.

If a holder of Debentures converts its Debentures in connection with a Change of Control, the Company may, in certain circumstances, be required to increase the conversion rate, as described under "Description of Capital Structure Debentures – Cash Change of Control". While the increased conversion rate is designed, inter alia, to compensate a holder of Debentures for the lost option time value of its Debentures as a result of a Change of Control in certain circumstances, the increased conversion rate amount is only an approximation of such lost value and may not adequately compensate the holder for such loss. In addition, in some circumstances as described under "Description of Capital Structure - Debentures – Cash Change of Control", no adjustment will be made.

The Indenture does not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Company or any of its Subsidiaries

The Indenture does not restrict the Company or any of its Subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging its assets to secure any indebtedness. The Indenture does not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Company or any of its Subsidiaries.

The Debentures may be redeemed prior to the Maturity Date

The Debentures may be redeemed, at the option of the Company, on or after March 31, 2015 and prior to the Maturity Date at any time and from time to time, at the redemption prices set forth in the Indenture, together with any accrued and unpaid interest. See "Description of Capital Structure - Debentures – Redemption and Purchase". Holders of Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Debentures.

The issuance of Common Shares upon conversion, redemption or maturity of the Debentures may be dilutive

The Company expects to issue Common Shares upon conversion, redemption or maturity of the Debentures. Additionally, the Company may issue Common Shares in connection with the payment of interest on the Debentures. Accordingly, holders of Common Shares may suffer dilution.

The Debentures are convertible in certain transactions

In the event of certain transactions, pursuant to the terms of the Indenture, each Debenture will become convertible into securities, cash or property receivable by a holder of Common Shares in such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Company were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on future prospects and other factors. See "Description of Capital Structure - Debentures – Conversion Privilege".

Payments to holder of Debentures will depend on the Company's financial health and creditworthiness

The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on the Company's financial health and creditworthiness at the time of such payments.

Holders of Debentures may be subject to withholding tax

Effective January 1, 2008, the Tax Act was amended to generally eliminate withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at arm's length. However, Canadian withholding tax continues to apply to payments of "participating debt interest". For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an "excess"). The deeming rule does not apply in respect of certain "excluded obligations", although it is not clear whether a particular convertible debenture would qualify as an "excluded obligation". If a convertible debenture is not an "excluded obligation", issues that arise are whether any excess would be considered to exist, whether any such excess which is deemed to be interest is "participating debt interest", and if the excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

The Canada Revenue Agency ("CRA") has stated that no excess, and therefore no participating debt interest, would in general arise on the conversion of a "traditional convertible debenture" and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm's length for purposes of the Tax Act). The CRA has published guidance on what it believes to be a "traditional convertible debenture" for these purposes. The Debentures should generally meet the criteria set forth in CRA's published guidance; however, there can be no assurance that amounts paid or payable by the Company to a Holder of Debentures on account of interest or any "excess" amount will not be subject to Canadian withholding tax at 25% (subject to any reduction in accordance with a relevant tax treaty).

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, if applicable, is contained in the Company's Information Circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided for in the Company's financial statements and the management's discussion and analysis for the year ended December 31, 2011. These documents, along with other documents affecting the rights of securityholders and other information relating to the Company, may be found on SEDAR at www.sedar.com.

SCHEDULE "A"
FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

Report on Reserves Data

To the board of directors of TransGlobe Energy Corporation (the "Company"):

1.

We have evaluated the Company's reserves data as at December 31, 2011. The reserves data are estimates of proved reserves and probable reserves and related future net revenues at December 31, 2011, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2011 and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management.

Independent Qualified	Description and		Net Present Value of Future Net Revenue
Reserves Evaluator or	Preparation Date of	Location of	(before income taxes, 10% discount rate)
Auditor	Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total
			U.S. M$	U.S. M$	U.S. M$	U.S. M$

DeGolyer and	Appraisal Report as of	Egypt	-	580,990		580,990
MacNaughton Canada	December 31, 2011 on	Yemen	-	86,368		86,368
Limited	Certain Properties owned	Total	-	667,358		667,358
	by TransGlobe Energy
	Corporation in Egypt and
	Yemen dated January 10,
	2012

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated January 10, 2012.

DEGOLYER and MACNAUGHTON CANADA
LIMITED

Per:	(signed) "Colin P. Outtrim"
Colin P. Outtrim, P. Eng.

SCHEDULE "B"

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Report of Management and Directors on Reserves Data and Other Information

Management of TransGlobe Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of, proved reserves and probable reserves and related future net revenues as at December 31, 2011, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of each such independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(d)	the content and filing with securities regulatory authorities of Form 51-101F1 containing the reserves data and other oil and gas information;

(e)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Per:	(signed) "Ross Clarkson"	Per:	(signed) "Geoffrey Chase"
	Ross Clarkson		Geoffrey Chase
	President, Chief Executive Officer and Director		Director and Chair of the Reserves Committee

Per:	(signed) "Lloyd Herrick"	Per:	(signed) "Robert Halpin"
	Lloyd Herrick		Robert Halpin
	Vice-President, Chief Operating Officer and		Director and Chairman of the Board
Director

March 15, 2012

SCHEDULE "C"

CHARTER OF AUDIT COMMITTEE

Our Audit Committee Charter outlines the specific roles and duties of the Committee’s members.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of the Board of Directors appointed to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) qualifications, independence and performance of the Company's independent auditors, and (4) performance of the Company’s accounting, internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. In its capacity as a committee of the Board of Directors, the Audit Committee has the power to determine the amount of Company funds that are appropriate for payment of (1) compensation to the Company’s independent auditor engaged for the purpose of preparing audit reports and performing other audit and non-audit services, (2) independent counsel and other advisers as it determines necessary to carry out its duties and (3) ordinary administrative expenses as it determines necessary to carry out its duties. The Audit Committee also has the power to create specific sub-committees with all of the investigative powers described above.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee; and the Board of Directors and Audit Committee, as representatives of the Company's shareholders, have the ultimate authority and responsibility to retain and evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor (other than disagreements regarding financial reporting), or to assure compliance with laws and regulations or the Company's own policies.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

  The Committee will consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed by the Board of Directors as having satisfied the independence standards specified in all applicable rules of the Canadian provincial securities commissions, the U.S. Securities and Exchange Commission (the “SEC”) and any securities exchange on which the Company’s shares are traded, with such affirmation disclosed in the Company’s Management Proxy Circular.

2

  The Committee will also consist of all members that meet the definition of “Financially Literate” as defined in Multilateral Instrument 52-110 Part 1(1.5) and are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. The Committee shall have at least one member that qualifies as a financial expert as defined by the SEC.

  The Committee will not have participated in the preparation of the financial statements of the Company or its subsidiaries at any time during the past three years.

  The Board will elect, by a majority vote, one member as chairperson.

  A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

Frequency of Meetings

  Meet on at least a quarterly basis, either in person or by telephone.

  Meet with the independent auditor on at least a quarterly basis, either in person or by telephone.

Reporting Responsibilities

  Provide to the Board of Directors proper Committee minutes.

  Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Charter Review

  Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Advice of Counsel

  The Committee shall receive and review any reports from counsel to the Company concerning evidence of any material violation of law by the Company.

Whistleblower Mechanisms

  Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Audit Committee with concerns about accounting, internal accounting controls and auditing matters. The mechanism must include procedures for receiving, responding to, and keeping of records of, any such expressions of concern.

Independent Auditor

  Recommend to the Board the annual nomination of the independent auditor to be proposed for shareholder approval.

  Approve the compensation of the independent auditor and evaluate the performance of the independent auditor.

3

Establish policies and procedures for the engagement of the independent auditor to provide non-audit services.

Ensure that the independent auditor is not engaged for any activities not allowed by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company’s shares are traded.

Ensure that the independent auditor is not engaged for any of the following nine types of non-audit services contemporaneous with the audit:

o	Bookkeeping or other services related to accounting records or financial statements of the Company;
o	Financial information systems design and implementation;
o	Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;
o	Actuarial services;
o	Internal audit outsourcing services;
o	Any management or human resources function;
o	Broker, dealer, investment advisor, or investment banking services;
o	Legal services; and
o	Expert services related to the auditing service.
  Ensure that the independent auditor is compliant with the SEC, any security exchange on which the Company’s shares are traded and the Institute of Chartered Accountants of Alberta (Rules of Professional Conduct) regarding Audit Partner Rotation requirements.

Hiring Practices

  Ensure that no senior officer or employee who is, or in the past full year has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company until at least one full year after the end of either the affiliation or the auditing relationship.

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

o

ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

o	considering and discussing with the independent auditor any relationships or services, including non- audit services, that may impact the objectivity and independence of the independent auditor; and
o	as necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

Audit Committee Meetings

  The Audit Committee may request the presence of the independent auditor at any Audit Committee meeting.

  At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

  Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

4

Restrictions

  Ensure no restrictions are placed by management on the scope of the auditors’ review and examination of the Company’s accounts.

  Ensure that no Officer or Director attempts to fraudulently influence, coerce, manipulate or mislead any accountant engaged in auditing of the Company’s financial statements.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

  Consider, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified or supplemented from time to time.

Review and discuss with management and the independent auditor at the completion of the annual examination:

o	the Company's audited financial statements and related notes;
o	the Company’s MD&A and news releases related to financial results;
o	the independent auditor's audit of the financial statements and its report thereon;
o	any significant changes required in the independent auditor's audit plan;
o	any non-GAAP related financial information;
o	any serious difficulties or disputes with management encountered during the course of the audit; and
o	other matters related to the conduct of the audit, which are to be communicated to the Audit Committee under generally accepted auditing standards.

Review and discuss with management and the independent auditor annual and interim financial statements (including related notes and MD&A) at the completion of any review engagement or other examination and prior to public disclosure, and resolve to recommend approval of said documents to the Board of Directors.

Review and discuss with management and the independent auditor the adequacy of the Company's internal control over financial reporting that management and the Board of Directors have established and the effectiveness of those systems, including, but not limited to, review and discussion of (1) management’s report on its assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year and the independent auditor’s report on management’s assessment and the effectiveness of internal control over financial reporting, (2) inquiry of management and the independent auditor about significant financial risks, exposures, deficiencies or material weaknesses identified and the steps management has taken to minimize such risks, exposures, deficiencies and material weaknesses to the Company and (3) any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting and are required to be disclosed, as well as any other changes in internal control over financial reporting that were considered for disclosure in the Company’s periodic filings with the SEC.

Meet separately with the independent auditor, management and the CFO as necessary or appropriate to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee.

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports.

5

  Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

  Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

  Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

  Review, prior to filing with regulatory bodies, annual and periodic filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company's financial statements.

RISK ASSESSMENT

  Review the Company’s policies with respect to risk assessment and risk management including, without limitation, environmental risk, insurance coverage and the risk of fraud. The Committee also shall discuss the Company’s major risk exposures and the steps management has taken to monitor and control them.

AMENDMENTS TO AUDIT COMMITTEE CHARTER

  Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.